ArcBest
More Than Logistics

2021 PROXY STATEMENT
& NOTICE OF ANNUAL MEETING

APRIL 29, 2021

8:00 a.m. Central Daylight Time
Virtual Only Meeting
Register at www.proxydocs.com/arcb

OUR *COMPANY* ///////////////////////////////

ArcBest® is a leader in supply chain logistics, providing effective solutions for our customers' supply chain needs for nearly a century.

Our history began in 1923, when local freight hauler OK Transfer began operating in and around the Fort Smith, Arkansas, area. Fast-forward to today, and we're an innovative solutions provider, serving our customers across every step of the supply chain with our talented, values-driven people and powerful technology. We solve logistics challenges across the globe and help customers deliver best-in-class experiences.

ArcBest offers ground, air and ocean transportation through our less-than-truckload carrier ABF Freight®, our Panther Premium Logistics® fleet, and a growing network of more than 40,000 qualified providers across North America. And it doesn't stop there. We also offer fleet maintenance and repair services through FleetNet America® and household moving through U-Pack®.

But we're More Than Logistics®.

We build strong partnerships and make it easy for our customers to do business.

We believe in delivering more than standard service. Our team of creative problem solvers is committed to delivering knowledge, expertise and options to solve difficult supply chain challenges. Our vision - We'll Find a Way - means we say "yes" when others say "no."

We've also cultivated a strong, values-driven culture, and we're committed to providing an inclusive environment that embraces differing backgrounds, makes everyone feel valued and gives each individual the opportunity to succeed.

Our Values:



CREATIVITY	INTEGRITY	COLLABORATION
We create solutions.	We do the right thing.	We work together.
GROWTH	EXCELLENCE	WELLNESS
We grow our people and our business.	We exceed expectations.	We embrace total health.

Every day, we provide innovative, customized solutions that simplify processes, improve productivity and help businesses grow.

Every day, we work toward our mission: to connect and positively impact the world through solving logistics challenges.

TABLE OF CONTENTS



ArcBest
More Than Logistics

APRIL 29, 2021
8:00 a.m. Central Daylight Time

Virtual Only Meeting
Register at www.proxydocs.com/arcb

NOTICE
of Annual Meeting of Stockholders ArcBest Corporation

TO THE STOCKHOLDERS OF ARCBEST CORPORATION:

You are cordially invited to attend the Annual Meeting of Stockholders of ArcBest Corporation ("ArcBest" or the "Company"). Taking into consideration the public health impact of the coronavirus outbreak ("COVID-19"), and to support the health and wellbeing of the employees, directors, partners and stockholders of the Company, we are conducting a virtual-only meeting that will allow you to listen to the proceedings, ask questions, and vote your shares. To attend, go to www.proxydocs.com/arcb and register using the control number on your Notice of Internet Availability, proxy card, or voting instruction form.

The annual meeting is being convened for the following purposes:

I. To elect nine directors for a one-year term to expire at the 2022 Annual Meeting of Stockholders;

II. To conduct an advisory vote on executive compensation;

III. To approve the Second Amendment to the Amended and Restated Ownership Incentive Plan;

IV. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021; and

V. To act upon such other matters as may properly be brought before the meeting affecting the business and affairs of the Company.

By Order of the Board of Directors, March 16, 2021.

Michael Johns

Michael Johns
Vice President—General Counsel and Corporate Secretary

RECORD DATE; PROXIES

Only stockholders of record at the close of business on March 1, 2021, are entitled to notice of and to vote at the meeting or any adjournment(s) or postponement(s) thereof. Even if you plan to attend the meeting, please follow the instructions to vote by Internet or by telephone, or complete, sign, date and return your proxy card if you received one, as promptly as possible. It is important that your shares be represented at the meeting. For more information about how to attend the annual meeting virtually, see "Information About the Meeting" on page 67 of this Proxy Statement. If you hold your shares in "street name" through a brokerage firm or bank, then your brokerage firm or bank is responsible for voting on your behalf based on your instructions. The Board of Directors urges you to contact the person responsible for your account today and instruct them to execute a proxy considering the recommendations of the Board, which are described in this Proxy Statement. If you hold your shares in street name and you wish to personally vote at the meeting, you must obtain a legal proxy issued in your name from the broker, bank or other nominee that holds your shares. For more information on how to vote, see "Information About the Meeting."

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 29, 2021: The Proxy Statement, proxy card and 2020 Annual Report are first being made available at www.proxydocs.com/arcb beginning on or about March 16, 2021.

8401 MCCLURE DRIVE / P.O. BOX 10048 / FORT SMITH, ARKANSAS 72917-0048 / 479-785-6000

HOW TO VOTE
Please refer to the following proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.



BY INTERNET
www.proxydocs.com/arcb



BY PHONE
1-866-883-3382
(automated line)
or
1-833-670-0698 (live agent)



BY MAIL
If you requested paper copies of your proxy materials, sign, date and return the proxy card in the postage-paid envelope provided



VIRTUALLY
You can attend the Annual Meeting and vote virtually (advance registration required), even if you gave a proxy in advance

PROXY SUMMARY

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION FROM THIS PROXY STATEMENT AND DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROXY STATEMENT BEFORE VOTING YOUR SHARES. FOR MORE COMPLETE INFORMATION REGARDING ARCBEST'S 2020 PERFORMANCE, PLEASE REVIEW OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2020.

Annual Meeting Information

WHEN	WHERE	RECORD DATE
Thursday, April 29, 2021, at 8:00 a.m. (CDT)	www.proxydocs.com/arcb	March 1, 2021

Meeting Agenda

This Proxy Statement is furnished to the stockholders of the Company in connection with the solicitation of proxies on behalf of the ArcBest Board of Directors (the "Board") to be voted at the Annual Meeting. The matters we will act upon at the Annual Meeting are:

Proposal	Board Voting Recommendation	Where to Find More Information
Elect nine directors for a one-year term	**FOR** all nominees	Page 8
Approve, on an advisory basis, the Company's executive compensation	**FOR**	Page 51
Approve the Second Amendment to the Amended and Restated Ownership Incentive Plan	**FOR**	Page 52
Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021	**FOR**	Page 63



What's New?

- We rewrote, reorganized, and redesigned this document to help you better understand our governance and compensation practices. We hope our new proxy statement demonstrates our commitment to transparency.
- In order to make delivery of our proxy materials more efficient and environmentally friendly, we are using electronic delivery of these materials for the first time this year, though we will continue to provide paper copies on request.
- In November 2020, we published our inaugural Environmental, Social and Governance (ESG) Report for the calendar year 2019, highlighting our environmental, social and governance initiatives and our efforts toward making the world a better, safer place to live. Visit our website at arcb.com/ESG to view the report.[1]

---

(1) *Documents referenced or hyperlinked in this proxy statement are not and will not be incorporated by reference unless expressly indicated otherwise. Such documents may contain information from various sources and our assumptions thereon and may also contain hypothetical or adverse scenarios and assumptions that may not necessarily be representative of current, actual or expected risks or results. You are cautioned not to place undue weight on such information.*

Director Nominees

Name	Occupation	Age	Director Since	Independent	Other Public Directorships	Committees		
						Audit	Compensation	Nominating/Corporate Governance
Eduardo F. Conrado	Executive Vice President and Chief Strategy and Innovations Officer for Ascension	54	2016	✓			✓	✓
Fredrik J. Eliasson	Executive Vice President and Chief Financial Officer for Change Healthcare Inc.	50	2019	✓		✓		
Stephen E. Gorman	Retired Chief Executive Officer for Air Methods Corporation	65	2015	✓	1		☆	✓
Michael P. Hogan	Retired President of Tax Smart Innovation for Blucora, Inc.	61	2016	✓		✓ ▦		
Kathleen D. McElligott	Retired Executive Vice President, Chief Information Officer and Chief Technology Officer for McKesson Corporation	65	2015	✓			✓	☆
Judy R. McReynolds Chair	President and Chief Executive Officer for ArcBest	58	2010		1			
Craig E. Philip	Professor, Vanderbilt University	67	2011	✓			✓	✓
Steven L. Spinner Lead Independent Director	President and Chief Executive Officer for United Natural Foods, Inc.	61	2011	✓	1	✓		
Janice E. Stipp	Retired Senior Vice President, Chief Financial Officer and Treasurer for Rogers Corporation	61	2012	✓	3	☆ ▦		

✓ Member   ☆ Chair   ▦ Audit Committee Financial Expert



8 of 9
Nominees are Independent



44%
of Nominees are Women or Minorities

AGE



1 — 66 and older
2 — 50–55
AVERAGE AGE **60**
5 — 61–65
1 — 56–60

TENURE ON THE BOARD



1 — 3 years or fewer
3 — 9 or more years
AVERAGE TENURE **6 years**
4 — 4–5 years
1 — 6-8 years

Our nine nominees represent a diverse range of skills:



Acquisitions	9
Audit	7
Corporate Governance	8
Current CEO/CFO	3
Entrepreneurial Experience	3
Executive Compensation	6
HR/Labor	5
Technology	6
International	6

Investment Banking/Finance/Private Equity	4
Legal/Regulatory/Gov't Relations	5
Transportation/Logistics	6
Marketing	4
Other Public Company Board/Management	8
Other Transportation-Related Board/Management	5
Risk Management	7
Strategic Planning	9

2020 Performance

The COVID-19 pandemic presented many challenges in 2020. During the unprecedented circumstances, we implemented measures to manage costs in an uncertain environment while continuing to execute on our strategy to better serve our customers. Despite the unpredictability of the COVID-19 pandemic, we saw year-over-year increases in consolidated operating income, net income and earnings per share, and our stock price remained strong at year-end. As an essential business, we are proud of the way our people navigated adversity to support the needs of our customers and our society.



$98.278M

OPERATING INCOME,
AN INCREASE OF 54% VS. 2019



57%

TOTAL SHAREHOLDER RETURN IN
2020 VS. 20% FOR RUSSELL 2000

Temporary Compensation Actions in 2020

In response to the business impacts of the COVID-19 pandemic, we took steps in the second quarter of 2020 to preserve cash and manage costs in an effort to protect the financial health of our organization. These measures included reductions in compensation for directors, officers and non-contractual exempt employees and hours reductions for non-contractual hourly employees, as well as suspension of the company match under our 401(k) plan. After evaluating our second quarter performance, we were able to reverse these measures in the third quarter. During the fourth quarter, we repaid exempt employees for reductions in pay and paid a one-time bonus to hourly employees whose hours had been reduced. Our 2020 results are a reflection of our strong, values-driven culture and our employees' positive response to unprecedented times.

Compensation Highlights

Our executive compensation program strikes a balance between fixed and variable elements. As shown below, 76% of compensation for our CEO, and 69% of compensation (on average) for our other Named Executive Officers, was at risk in 2020.



ARCBEST CEO

26% C-LTIP
24% Salary
26% RSUs (4-year cliff vesting)
24% AIP
76% AT RISK

AVERAGE OF OTHER NAMED EXECUTIVE OFFICERS

24% C-LTIP
31% Salary
24% RSUs (4-year cliff vesting)
21% AIP
69% AT RISK

■ Salary ■ Annual Incentive Plan (AIP) ■ Restricted Stock Units (RSUs) ■ Cash Long-Term Incentive Plan (C-LTIP)

PROPOSAL I.
ELECTION OF DIRECTORS

All of the nominees are currently serving as directors of the Company. If elected, each nominee will serve until ArcBest's Annual Meeting of Stockholders in 2022 or until the individual's earlier death, resignation or removal from office.

Each nominee has indicated a willingness to serve as a member of the Board, if elected. If, for any reason, a nominee becomes unable to serve or will not serve, either the number of the Company's directors will be reduced or the Board will designate a substitute nominee.

The Company's bylaws provide that directors are elected by a plurality of the votes cast by stockholders, in person or by proxy, at a meeting at which a quorum is present. The Company's bylaws also require that any director in an uncontested election who does not receive the affirmative vote of a majority of the votes cast must promptly tender a resignation to the Board. The Nominating/Corporate Governance Committee will consider any resignation tendered under this policy and recommend to the Board whether to accept or reject it, and the Board will act on such resignation, taking into account such recommendation, within 90 days following the certification of the election results.

The Nominating/Corporate Governance Committee in making its recommendation, and the Board in making its decision, may consider any information it deems appropriate, including any reasons given by stockholders for their WITHHOLD votes, the qualifications of the director, and the director's contributions to the Board and the Company. The Board will promptly disclose its decision to accept or reject the resignation and, if rejected, the reasons for doing so. If a director's resignation is not accepted by the Board, then such director will continue to serve. If a director's resignation is accepted by the Board, then the Board, in its sole discretion, may fill any remaining vacancy or decrease the size of the Board.

Unless otherwise instructed or unless authority to vote is withheld, your proxy will be voted for the election of each of the nominees.

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** EACH OF THE NOMINEES.

Director Nominees

A biography of each Director nominee, current as of January 18, 2021, appears below. There are no family relationships among any of the nominees and executive officers of the Company or its subsidiaries.

EDUARDO F. CONRADO



Age 54

Director since: 2016

INDEPENDENT

Committees:
- Compensation
- Nominating/ Corporate Governance

Key experience
- Brand marketing
- Corporate strategy and strategic development
- Digital transformation
- New business development
- Digital and data strategy
- Product innovation
- Operations

Other directorships
- Previously served as a director on the not-for-profit boards of Ascension, Chicago Red Cross, and The Chicago Field Museum.

Mr. Conrado is Executive Vice President and Chief Strategy and Innovations Officer for Ascension, the nation's largest non-profit health system. He joined Ascension in September 2018 as Executive Vice President and Chief Digital Officer. Before that, Mr. Conrado had a 25-year career at Motorola Solutions, Inc., a global provider of communication infrastructure, devices, accessories, software and services, serving in numerous senior executive positions, culminating in his role as Executive Vice President and Chief Strategy & Innovation Officer from August 2015 until December 2017. Mr. Conrado's previous roles at Motorola Solutions included Senior Vice President and Chief Innovation Officer, Senior Vice President – Marketing & IT, Senior Vice President and Chief Marketing Officer, and Senior Vice President and Chief Marketing Officer for Global Business & Technology Marketing. He also worked in various marketing, distribution and network capacities for Motorola Solutions.

FREDRIK J. ELIASSON



Age 50

Director
since: 2019

INDEPENDENT

Committees:
- Audit

Key experience
- Financial and capital markets
- Transportation and logistics
- Sales and marketing
- Operations
- Mergers and acquisitions
- Innovation and emerging technologies
- Cost-structure transformation and revenue optimization

Other directorships
- Previously served on the Jacksonville (Florida) Chamber Board of Directors and as chair of the business recruiting portion of the chamber, JAXUSA Partnership
- Previously served on the Audit Committee of United Way Jacksonville
- Previously served as Executive Member and Finance Committee chair for the Jacksonville Zoo Board of Directors

Mr. Eliasson is Executive Vice President and Chief Financial Officer for Change Healthcare Inc., one of the largest independent healthcare IT companies in the United States. He joined Change Healthcare in 2018 after a 22-year career at CSX Corporation, where he served in various executive leadership capacities, including as President in 2017, Executive Vice President and Chief Sales and Marketing Officer from 2015 to 2017, and Executive Vice President and Chief Financial Officer from 2012 to 2015.

STEPHEN E. GORMAN



Age 65

Director
since: 2015

INDEPENDENT

Committees:
- Compensation (Chair)
- Nominating/ Corporate Governance

Key experience
- Strategy
- Operations
- Transportation industry leadership
- Marketing
- Finance

Other directorships
- Peabody Energy Corporation (since 2017)
- ASP AMC Holdings, Inc., and ASP MSG Holdings, LLC (both private equity firms)
- Previously served on the board of Grupo Aeromexico S.A.B. de C.V. (2014 to 2017)
- Previously served on the boards of Greyhound Lines, Inc.; Rohn Industries, Inc.; Timco Aviation Services, Inc.; and Pinnacle Airlines Corporation (Chairman of the Board).

Mr. Gorman retired as Chief Executive Officer for privately held Air Methods Corporation, the leading domestic provider in the air medical market, in January 2020. He joined Air Methods in August 2018, after retiring as Chief Executive Officer for Borden Dairy Co., a fresh milk and value-added dairy, in July 2017. Prior to his time at Borden Dairy, Mr. Gorman served as Executive Vice President and Chief Operating Officer for Delta Air Lines, Inc. for over six years until March 2014; Chief Executive Officer and President for Greyhound Lines, Inc.; and President of the North America Division and Executive Vice President – Operations Support for Krispy Kreme Doughnuts, Inc. Other prior positions include Executive Vice President – Flight Operations & Technical Operations for Northwest Airlines Corp., and Vice President – Operations for Aviall, Inc.

MICHAEL P. HOGAN



Age 61

Director
since: 2016

INDEPENDENT

Committees:
- Audit

Key experience
- Corporate strategy
- IT
- Marketing and sales
- Ecommerce
- Multi-channel and digital business
- Corporate governance
- Digital products and mobile and consumer electronics products

Other directorships
- Feed the Children, a non-profit organization (Audit Committee chair)

Mr. Hogan retired as President of Tax Smart Innovation for Blucora, Inc., a provider of technology-enabled financial solutions in June 2020. Prior to joining Blucora in October 2018, Mr. Hogan served as Executive Vice President – Strategic Business & Brand Development for GameStop Corporation from 2012 until February 2018. From 2008 until 2012, he served as Senior Vice President and Chief Marketing Officer for GameStop. Prior to 2008, Mr. Hogan served as a principal with Strategic Frameworking, a strategic consulting firm; Senior Vice President – Marketing for Dean Foods Company; and Vice President – International Marketing for Frito-Lay, Inc.

KATHLEEN D. MCELLIGOTT



Age 65

Director since: 2015

INDEPENDENT

Committees:
- Nominating/ Corporate Governance (Chair)
- Compensation

Key experience
- Manufacturing
- Supply chain and distribution
- Acquisitions and divestitures
- Big data, cloud computing, cybersecurity and technology strategy
- Technology
- Transportation
- Enterprise logistics
- Strategic planning

Other directorships
- Previously served on the board of Forescout Technologies, Inc. (2019 to Aug. 2020)
- Previously served as board president of Connections to Success, a St. Louis-based non-profit organization

Ms. McElligott retired in February 2020 as Executive Vice President, Chief Information Officer and Chief Technology Officer for McKesson Corporation, a healthcare services and information technology company. She joined McKesson in July 2015, after serving as Chief Information Officer and Vice President – Information Technology for Emerson Electric Co. from February 2010 to July 2015, and Group Chief Information Officer, Industrial Automation and Vice President for Emerson Power Transmission for over nine years before that. Prior to joining Emerson, Ms. McElligott spent 22 years with General Electric Company in multiple information systems leadership and managerial roles.

JUDY R. MCREYNOLDS



Age 58

Director since: 2010

Chairman of the Board since: 2016

Committees:
- None

Key experience
- Significant industry-specific experience
- Expertise with respect to both ArcBest and its transportation and logistics subsidiaries resulting from a 23-year tenure with the Company
- Operations
- Finance
- Customer experience
- Strategic planning
- Logistics
- Less-than-truckload and truckload transportation
- Talent management, labor and pension
- Investment and corporate banking, financial analysis, capital structures and shareholder value

Other directorships
- OGE Energy (since 2011) (Compensation Committee), (Lead Director since Dec. 2020) (Compensation Committee chair, Nominating and Governance Committee, 2011 to Dec. 2020)
- American Transportation Research Institute board (chair)
- American Trucking Associations (member of the Executive Committee)
- Previously served on the Transportation Industry Council of the Federal Reserve Bank of St. Louis

Ms. McReynolds has served as President and Chief Executive Officer for ArcBest since January 2010. Since joining the Company in 1997, she has served as Senior Vice President, Chief Financial Officer and Treasurer; Vice President – Controller; Controller; and Director of Corporate Accounting. Ms. McReynolds is a Certified Public Accountant.

DR. CRAIG E. PHILIP



Age 67

Director since: 2011

INDEPENDENT

Committees:
- Compensation
- Nominating/ Corporate Governance

Key experience
- 40-year career in the marine, rail and intermodal industries
- Leadership experience in various modes of freight transportation
- Industrial marketing
- Strategic planning

Other directorships
- Marine Board of the Transportation Research Board, a unit of the National Academies of Sciences, Engineering and Medicine

Dr. Philip joined the faculty of Vanderbilt University, a private research university, in 2015, as Research Professor in Civil and Environmental Engineering and Director of Vanderbilt Center for Transportation and Operational Resiliency (VECTOR). Dr. Philip retired as Chief Executive Officer for Ingram Barge Company, a barge company and quality marine transporter of dry cargo and one of the top chemical carriers on the river, in 2014. He was President for Ingram Barge from 1994 until 1999, when he was named Chief Executive Officer. Dr. Philip began his transportation career with Conrail in 1980, worked for Ingram Barge for five years, and briefly served as Vice President of the Intermodal Division of Southern Pacific Railroad before returning to Ingram Barge in 1991. He has also held adjunct faculty positions at Princeton University and Vanderbilt University. In 2014, Dr. Philip was elected to membership in the National Academy of Engineering.

STEVEN L. SPINNER



Age 61

Director since: 2011

Lead Independent Director since: 2016

INDEPENDENT

Committees:
- Audit

Key experience
- Senior-level executive management of a public company
- Logistics
- Network business
- Wholesale food distribution business
- Operations

Other directorships
- United Natural Foods, Inc. (since 2008) (Chairman of the Board since 2016)

Mr. Spinner has been President and Chief Executive Officer for United Natural Foods, Inc., an independent national distributor of natural, organic and specialty foods and related products, since September 2008. Prior to joining United Natural Foods in 2008, he was a Director and Chief Executive Officer for Performance Food Group Company ("PFGC") from October 2006 to May 2008 and PFGC's President and Chief Executive Officer for three years before that. He was Senior Vice President and Chief Executive Officer for PFGC's Broadline Division from February 2002 to May 2005, and Division President for Broadline from August 2001 to February 2002.

JANICE E. STIPP



Age 61

Director since: 2012

INDEPENDENT

Committees:
- Audit (Chair)

Key experience
- Financial and accounting experience with a variety of industrial companies, both public and private
- Financial controls, auditing, financial management and accounting, acquisitions and treasury
- Corporate restructuring
- Senior-level executive management

Other directorships
- Commercial Vehicle Group, Inc. (since 2014) (Audit Committee; Nominating and Governance Committee chair)
- Sappi Limited (since 2019) (Audit Committee)
- Rotork, plc (since 2020) (Nomination and Audit Committees)
- Previously served on the Board of Directors of Ply Gem Holdings, Inc.

Ms. Stipp retired in 2018 from her role as Senior Vice President, Chief Financial Officer and Treasurer for Rogers Corporation, a global leader in engineered materials solutions. Prior to joining Rogers Corporation in November 2015, Ms. Stipp was Executive Vice President, Chief Financial Officer and Treasurer for Tecumseh Products Company. She has also previously served as the Chief Financial Officer for Revstone Industries LLC; Acument Global Technologies, Inc.; and GDX Automotive. Ms. Stipp began her career in 1981 with Lear Siegler Incorporated, working in corporate audit. From 1984 to 1999, she worked for General Motors Corp. in a variety of financial roles. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Board Skills Profile

We believe the Board's membership should represent a diversity of backgrounds, experiences and skills. To that end, the Nominating/Corporate Governance Committee has established a matrix, outlining the skills and experiences they believe are most relevant for the Company. This matrix is periodically reviewed by the Nominating/Corporate Governance Committee and updated as necessary.

Expertise/Qualification	Conrado	Eliasson	Gorman	Hogan	McElligott	McReynolds	Philip	Spinner	Stipp
Acquisitions	●	●	●	●	●	●	●	●	●
Audit	●	●		●	●	●		●	●
Corporate Governance		●	●	●	●	●	●	●	●
Current CEO/CFO		●				●		●	
Entrepreneurial Experience		●		●					●
Executive Compensation	●		●		●	●	●	●	
HR/Labor		●	●			●		●	●
Technology	●	●		●	●	●		●	
International	●		●	●	●		●		●
Investment Banking/ Finance/Private Equity		●				●		●	●
Legal/Regulatory/ Gov't Relations		●	●			●	●	●	
Transportation/Logistics		●	●		●	●	●	●	
Marketing	●	●		●			●		
Other Public Company Board/Management	●	●	●	●	●	●		●	●
Other Transportation Related Board/ Management		●	●		●	●	●		
Risk Management		●	●		●	●	●	●	●
Strategic Planning	●	●	●	●	●	●	●	●	●

GOVERNANCE OF THE COMPANY

Board Leadership Structure

The Board has determined that a leadership structure with Ms. McReynolds serving in a combined Chairman and Chief Executive Officer role and Mr. Spinner serving as the Lead Independent Director is in the best interests of ArcBest and its stockholders.

The Board recognizes that there are many viewpoints concerning a board's optimal leadership structure, and considered all options in making its decision. The Board reviewed trends in board practices, recommended best practices for corporate governance, and the board practices of the Company's peers. The Board also considered the advantages of having a combined Chairman and Chief Executive Officer. Among other things, a person serving in this combined role can quickly identify company concerns and communicate this information to other Board members, providing superior information due to his or her unique insights into the Company's day-to-day operations.

Chairman of the Board

In deciding to adopt the current leadership structure, the Board considered Ms. McReynolds' leadership qualities, management capability, and knowledge of ArcBest's business and the transportation and logistics industry; the long-term, strategic perspective she has exhibited as the President and Chief Executive Officer; and her focus on growing long-term shareholder value. The Board also considered Ms. McReynolds' tenure with the Company. The Board believes that serving as both Chairman and President and Chief Executive Officer enables Ms. McReynolds to more effectively and efficiently execute the Company's strategic initiatives and respond to key business issues and risks that she encounters in daily operations.

Lead Independent Director

The Board believes that an executive Chairman should be balanced by a strong Lead Independent Director with a clearly defined and dynamic leadership role in the governance of the Board. The Company's bylaws provide that if the Chairman is not an independent Director, the independent Directors must annually elect a Lead Independent Director. The bylaws assign to the Lead Independent Director extensive authority and responsibilities relating to the Board's governance and functions, including:

- calling and chairing meetings of independent Directors, and setting agendas for such meetings;
- liaising between the independent Directors and the Chairman and communicating with the Chairman after each meeting of independent Directors to provide feedback;
- chairing all Board meetings where the Chairman is not present;
- reviewing, advising on, and approving Board meeting agendas and meeting schedules;
- being available for consultation and direct communication with stockholders, when appropriate; and
- participating in the annual performance evaluation of individual members of the Board and the Chief Executive Officer (in consultation with the Nominating/Corporate Governance Committee).

The Lead Independent Director's authority and responsibilities generally correspond to those performed by an independent Chairman.

Mr. Spinner has been the Lead Independent Director since 2016, and the Board believes he provides a meaningful balance to the executive Chairman. In the Board's view, Mr. Spinner possesses the characteristics and qualities necessary to fulfill the Lead Independent Director's important role of guiding and facilitating the independent Directors' participation in the Company's governance. During his nearly 10 years on our Board, Mr. Spinner has demonstrated a thorough understanding of the Board's oversight role and leading corporate governance practices. Supplementing the Lead Independent Director are Board committees composed entirely of independent Directors.

Management and Outside Advisors

The Company's leadership structure includes an experienced management team, upon whose advice, reports and opinions the Board relies. Regularly scheduled management reports and presentations, based on operational, financial, legal and risk management aspects of the Company's operations, provide vital information to the Board. The independent Directors have complete access to, and direct contact with, members of senior management. The Board also relies on the advice of counsel, accountants, executive compensation consultants, auditors, strategic planning consultants, risk management consultants, and other expert advisors.

Independence

The Nominating/Corporate Governance Committee has determined that all members of the Board except Ms. McReynolds are independent pursuant to applicable independence standards of the Nasdaq Stock Market ("Nasdaq"). The independent Directors met in executive session two times in 2020. Mr. Spinner, as Lead Independent Director, presided over those meetings.

How Directors are Selected

The Nominating/Corporate Governance Committee is responsible for identifying and recommending potential Board members based on any specific criteria the Board may specify from time to time and such other factors as it deems appropriate. Relevant considerations include:

- special training or skill
- experience with businesses and other organizations that are similar to the Company in size and type
- experience with or knowledge of businesses or organizations or technical expertise that is particularly relevant to the Company's current or future business plans
- financial expertise
- advanced studies and certifications
- specific industry or transportation experience
- personal characteristics that bring diversity to the Board

The Nominating/Corporate Governance Committee also considers the interplay of a candidate's experience with the experience of the other Directors, whether the candidate has sufficient time to devote to the responsibilities of a director, and whether the candidate is free from conflicts of interest or legal issues. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating/Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times, and the needs of the Board may vary in light of its composition and the Nominating/Corporate Governance Committee's perceptions about future issues and needs. However, the Board has found the skills and experiences described above under "Board Skills Profile" to be particularly relevant and desirable.

The Nominating/Corporate Governance Committee believes that to best evaluate matters the Board oversees, the Board needs a mix of business and personal backgrounds. For that reason, the Nominating/Corporate Governance Committee periodically reviews a listing of the qualifications and attributes of our current Directors and potential candidates. Diversity is taken into account when determining how a candidate's qualities and attributes would complement the other Directors' backgrounds.

The Nominating/Corporate Governance Committee may identify potential candidates from the pool of individuals known by members of the Board and individuals recommended by management, and/or engage a third party search firm to help identify appropriate candidates.

Stockholders may also suggest candidates for the Board. Any such candidate will be evaluated using the process and criteria described above. Refer to "How to Submit a Candidate for the Board" on page 69 for more information.

Board's Role in Risk Oversight

The Board believes the Company's current management structure facilitates risk oversight by combining experienced leadership with independent review by the Board and its committees. Potential risk factors that are monitored through this structure include financial, operational, technological, disaster, environmental, social, cybersecurity, legal and regulatory, fraud/corruption, employment practices, executive compensation, and reputational and legislative issues. Management periodically makes presentations to the Board on the Company's overall enterprise risk management program, including reports on the Company's top existing risks, how the risks have been trending, and how they are addressed by Company strategy; mitigating activities; emerging risks and circumstances; and the effectiveness of the security, back-up, and contingency provisions of the Company's information systems. The Board's committees assist with risk oversight within their respective areas of responsibility, and the Board is regularly informed about each committee's activities.

The Audit Committee directly oversees risk management relating to financial reporting and public disclosure and the steps management has taken to monitor and control those exposures. In addition, the Audit Committee is responsible for the oversight of general financial risk matters. The Audit Committee meets regularly with financial management, including the Chief Financial Officer, the Vice President–Controller and Chief Accounting Officer, and the Vice President–Internal Audit, as well as our independent registered public accounting firm. The Audit Committee also reviews the activities of the Company's Risk Management Committee, which consists of several members of senior management.

The Compensation Committee is responsible for oversight of risk relating to the Company's compensation policies and practices for all employees and officers. Management has evaluated those policies and practices, including our incentive plans, and determined they do not create any risks that are reasonably likely to have a material adverse effect on the Company. For more information, see "Compensation Discussion & Analysis—Compensation Risk Assessment."

The Nominating/Corporate Governance Committee is responsible for overseeing risks associated with corporate governance and social and environmental issues. In connection with this responsibility, the Nominating/Corporate Governance Committee annually reviews the Company's Corporate Governance Guidelines and their implementation, and oversees our Environmental, Social & Governance Committee, which is made up of subject matter experts from across the Company.

Committees of the Board

The Board has established Audit, Compensation, Nominating/Corporate Governance, and Qualified Legal Compliance Committees to devote attention to specific subjects and to assist in the discharge of its responsibilities. These committees are described below. The charters for all four committees are available on our website, arcb.com, in the "Investors—Governance Charters" section.

AUDIT COMMITTEE

Ms. Stipp (Chair), and Messrs. Eliasson, Hogan, and Spinner

Meetings in 2020: 6

The Audit Committee assists the Board by fulfilling oversight responsibilities relating to:
- the integrity of financial reports and related financial information provided by the Company to the public and the Securities and Exchange Commission ("SEC");
- the Company's systems of internal controls regarding finance, accounting and compliance with policies, including ethics policies;
- the performance of the Company's internal audit, accounting and financial reporting functions;
- the Company's risk management policies and processes for identifying, monitoring, and managing significant risk exposures; and
- the Company's compliance with legal and regulatory requirements.

The Nominating/Corporate Governance Committee has determined that each member of the Audit Committee meets all applicable SEC and Nasdaq independence standards and financial literacy requirements that apply to audit committee members. The Board has determined that Ms. Stipp and Mr. Hogan are audit committee financial experts as defined under applicable SEC rules.

COMPENSATION COMMITTEE

Messrs. Gorman (Chair) and Conrado, Dr. Philip and Ms. McElligott

Meetings in 2020: 5

The Compensation Committee is responsible for reviewing and approving executive management compensation and has authority to make and administer employee awards under the ArcBest Corporation Executive Officer Incentive Compensation Plan and the Amended and Restated ArcBest Corporation Ownership Incentive Plan (the "Ownership Incentive Plan"), including setting performance goals and determining the extent to which those goals were achieved.

The Nominating/Corporate Governance Committee has determined that each member of the Compensation Committee meets applicable Nasdaq independence standards, Internal Revenue Code ("IRC") Section 162(m) outside director requirements, and non-employee director requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

NOMINATING/CORPORATE GOVERNANCE COMMITTEE

Ms. McElligott (Chair), Messrs. Conrado and Gorman and Dr. Philip

Meetings in 2020: 4

The Nominating/Corporate Governance Committee's responsibilities include:
- identifying individuals believed to be qualified to become Directors;
- selecting and recommending to the Board for its approval the nominees to stand for election as Directors or, if applicable, to be appointed to fill vacancies on the Board;
- determining appropriate compensation for Directors;
- recommending any changes regarding size, structure, composition, processes and practices of the Board;
- reviewing the independence of Directors and assessing whether members are meeting the applicable independence standards for service on the various Board committees;
- reviewing the Company's Corporate Governance Guidelines;
- reviewing environmental, social, and governance ("ESG") issues relevant to the Company and the adequacy of the Company's ESG standards;
- overseeing the annual Board evaluation; and
- making recommendations regarding succession planning for the Chief Executive Officer.

The Nominating/Corporate Governance Committee has determined that each member of the committee is independent, as defined in applicable Nasdaq independence standards.

QUALIFIED LEGAL COMPLIANCE COMMITTEE

Ms. Stipp (Chair), and Messrs. Eliasson, Hogan, and Spinner

The Qualified Legal Compliance Committee is responsible for confidentially receiving, retaining and considering any report of evidence of a material violation of securities law, a material breach of fiduciary duty, or a similar material violation of any federal or state law by the Company or by any officer, director, employee or agent of the Company that is made or referred to the Committee by the Chief Executive Officer or the Company's chief legal officer or legal advisors. The Audit Committee serves as the Qualified Legal Compliance Committee.

Attendance at Meetings

The Board has five regularly scheduled meetings each year to review significant developments affecting the Company and to act on matters requiring Board approval. The Board holds special meetings when action is required between regular meetings. The Board met for its regular meetings five times during 2020. All members of the Board participated in more than 75% of all regularly scheduled Board and applicable committee meetings held during the year.

Additionally, the Board met frequently throughout the year, between regular meetings, to discuss the impact of, and the Company's response to, the COVID-19 pandemic.

It is the Company's policy that all members of the Board attend the annual meeting of its stockholders, except when illness or other personal matters prevent such attendance. All members of the Board attended the Company's 2020 Annual Meeting of Stockholders.

Other Board Policies

The Board has imposed a mandatory retirement age for all Directors. No Director may seek re-election to the Board after attaining age 75. Because we recognize the commitment of time and energy that a public company board requires, typically no Director is permitted to serve on the boards of more than two other public companies while serving on the ArcBest Board.

In appropriate circumstances, this restriction may be waived by the full Board. In 2020, the Board granted a temporary waiver to Ms. Stipp to enable her to serve on three other public company boards until July 1, 2021, or such earlier date on which her term on one of those boards ends.

Code of Conduct and Corporate Governance Guidelines

The Board has adopted a Code of Conduct that applies broadly to all Directors, officers, employees, representatives, agents, sub-contractors, vendors, and suppliers of the Company. The Code of Conduct incorporates the UN Global Compact's ten principles in the areas of human rights, labor, the environment and anti-corruption.

The Company intends to post on its website any amendment to, or waiver of, a provision of the Code of Conduct that applies to its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller, or any person performing similar functions and that relates to any of the following elements of the Code of Conduct: honest and ethical conduct; disclosure in reports or documents filed with the SEC and other public communications; compliance with applicable laws, rules and regulations; prompt internal reporting of code violations; and accountability for adherence to the Code of Conduct.

Acting on the recommendation of the Nominating/Corporate Governance Committee, the Board developed and adopted Corporate Governance Guidelines to promote the functioning of the Board and its committees and to set forth a common set of expectations as to how the Board should fulfill its responsibilities. Among other things, the Corporate Governance Guidelines address the composition of the Board, including independence standards; the selection, term and expectations for Directors; the conduct of meetings and executive sessions; and the composition and primary objectives of the Board's committees.

The full texts of the Code of Conduct and the Corporate Governance Guidelines are posted in the Investors section of the Company's website, arcb.com.

Related Party Transactions

Annually, as part of the Company's proxy preparation, all Directors and executive officers who are subject to related party transaction disclosure are instructed to report in writing any such transactions to the Company, and to report to the Company any such transactions that may be planned or that occur during the year. In determining whether to approve or ratify a related party transaction, the Audit Committee considers all of the relevant facts and circumstances available, including (if applicable): (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to the Company as a result of the transaction; (iii) the

terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director's independence (in the event the related party is a director, an immediate family member of a director, or an entity of which a director is a partner, shareholder or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the Company's Code of Conduct.

DIRECTOR COMPENSATION

The Nominating/Corporate Governance Committee is responsible for reviewing and awarding compensation to the non-employee Directors, and has retained Meridian Compensation Partners, LLC, an independent compensation consultant, to assist in fulfilling that responsibility. The Nominating/Corporate Governance Committee sets the levels and forms of non-employee Director compensation based on its experience, review of the compensation paid to directors of comparable publicly traded companies, and Meridian's advice.

We offer a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board.

In December 2019, Meridian conducted a review of director compensation, including compensation paid to directors of the Company's executive compensation peer group as well as compensation paid to directors of similarly sized general industry companies. Following this review, the Nominating/Corporate Governance Committee decided not to make any changes to the compensation structure for 2020.

Cash Compensation

The following table shows the standard cash compensation for non-employee Directors for 2020. Retainers are cumulative, meaning that each non-employee Director receives a "Member Retainer" plus the appropriate retainer fee for any other positions held.

Annual Retainers (Paid in Monthly Installments)

Members	$ 80,000
Lead Independent Director	25,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating/Corporate Governance Committee Chair	10,000

The Board of Directors implemented a voluntary 15% reduction in cash retainer fees for May through July of 2020 in response to the COVID-19 pandemic. Actual cash compensation paid to Directors in 2020 is reflected in the "2020 Director Compensation Table".

Equity-Based Awards

The target equity grant value for non-employee Directors in 2020 was $110,000. Awards were made in the form of restricted stock units ("RSUs") in an amount determined by dividing the grant value by the closing price of ArcBest common stock on the date of grant and rounding to the nearest hundred shares. Equity grants for the non-employee Directors typically are approved during the Board's second-quarter meeting with an effective grant date that is five business days following the Company's quarterly earnings release, unless a different date is approved by the Board.

RSU awards granted to non-employee Directors vest one year from the date of grant. All of the RSU awards are subject to accelerated vesting in the event of a Director's death or disability or a change in control of the Company. Accelerated vesting for

RSUs also occurs when a Director attains normal retirement eligibility (i.e., age 65 with five years of service as a Director). Mr. Gorman, Ms. McElligott, and Dr. Philip are currently eligible for normal retirement. A Director who attains early retirement eligibility (i.e., three years of service as a Director) is eligible for accelerated vesting of a pro rata number of shares based on the number of whole months since the award date. Messrs. Conrado, Hogan and Spinner and Ms. Stipp are currently eligible for early retirement.

Vested RSU awards are paid in shares of ArcBest common stock on the earlier to occur of the normal vesting date applicable to the award or the Director's termination of service with the Company, unless payment is deferred by the Director under the provisions of the Ownership Incentive Plan.

Miscellaneous Compensation Items

We typically provide transportation for Directors to attend Board meetings, pay for their hotel stays, and provide meals. Upon request, we will reimburse some or all of the cost of an educational conference and related travel.

STOCK OWNERSHIP POLICY FOR NON-EMPLOYEE DIRECTORS

The Nominating/Corporate Governance Committee believes that the Directors should maintain a level of equity holdings in the Company that will further align their interests with those of the Company's stockholders. The Board adopted a Stock Ownership Policy requiring Directors to own shares with a total value equal to six times their annual member retainer. Directors are not permitted to sell any shares of Company stock (except to pay the taxes generated as a result of the vesting of equity grants) until they satisfy the stock ownership requirement, and then may only sell the shares that exceed the stock ownership requirement. RSUs and stock owned outright count toward the stock ownership requirements.

The Nominating/Corporate Governance Committee monitors ownership levels annually. As of the review completed in 2020, all of the Directors have met their ownership requirements except for Mr. Eliasson, who did not join the Board until the end of 2019.

2020 DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by the Company to non-employee Directors for the year ended December 31, 2020.

Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[3,4]	All Other Compensation	Total
Eduardo F. Conrado	$ 77,000	$ 108,108	$ –	$ 185,108
Fredrik J. Eliasson[5]	77,000	215,644	–	292,644
Stephen E. Gorman[8]	91,438	108,108	–	199,546
Michael P. Hogan	77,000	108,108	–	185,108
William M. Legg[6]	32,333	–	25,000	57,333
Kathleen D. McElligott[8]	86,625	108,108	–	194,733
Craig E. Philip	77,000	108,108	–	185,108
Steven L. Spinner[7]	101,063	108,108	–	209,171
Janice E. Stipp[8]	96,250	108,108	–	204,358

(1) Judy R. McReynolds, the Chairman, President and Chief Executive Officer of the Company, is not included in this table since she is an employee of the Company and thus received no compensation for her service as a Director. The compensation received by Ms. McReynolds as an officer of the Company is shown in the Summary Compensation Table on page 37.

(2) The Board of Directors implemented a voluntary 15% reduction in cash retainer fees, beginning in May 2020 through July 2020, as part of the Company's proactive measures in response to the COVID-19 pandemic. The values reflected in the Fees Earned or Paid in Cash column reflect this reduction from the standard annual cash compensation for non-employee Directors.

(3) Reflects the aggregate grant date fair value of RSU awards made during 2020, computed using the grant date fair value ($20.02 per share), in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") determined without regard to estimated forfeitures and adjusted for present value of dividends (to reflect that dividend equivalents are not paid with respect to unvested RSU awards). All non-employee Directors received an award of 5,400 RSUs under the Ownership Incentive Plan on May 12, 2020 (computed using a stated annual value of $110,000 and the grant date closing stock price of $20.34 per share). No dividends or dividend equivalents are paid to non-employee Directors on RSUs granted after December 31, 2014, except for RSUs that vest but are deferred by the Director under the terms of the plan. See Note K to the consolidated financial statements in the Company's 2020 Annual Report for additional detail on share-based compensation.

(4) As of December 31, 2020, each non-employee Director had the following aggregate number of RSUs outstanding, although only the value of the 2020 RSU award is provided in the Stock Awards column, above.

Name	Vested but Subject to Transfer Restrictions[i]	Unvested	Total RSUs Outstanding
Eduardo F. Conrado	14,350	2,250	16,600
Fredrik J. Eliasson	–	10,100	10,100
Stephen E. Gorman	5,400	–	5,400
Michael P. Hogan	14,350	2,250	16,600
William M. Legg	–	–	–
Kathleen D. McElligott	11,600	–	11,600
Craig E. Philip	5,400	–	5,400
Steven L. Spinner	3,150	2,250	5,400
Janice E. Stipp	3,150	2,250	5,400

(i) The balance in the Vested but Subject to Transfer Restrictions column includes shares deferred under the terms of the equity plan.

(5) Mr. Eliasson joined the Board in December 2019. On February 6, 2020, as a new Board member, he received an award of 4,700 RSUs, with a grant date fair value of $107,536.

(6) Mr. Legg retired from the Board at the 2020 Annual Meeting on May 1, 2020, and received a prorated retainer for his service as a Director during the year. A director legacy gift was made to the Ocean Reef Community Foundation in the amount of $25,000 in Mr. Legg's honor upon the occasion of his retirement from the Board.

(7) Lead Independent Director: Mr. Spinner.

(8) Committee Chairpersons: Ms. Stipp, Audit Committee and Qualified Legal Compliance Committee; Mr. Gorman, Compensation Committee; and Ms. McElligott, Nominating/Corporate Governance Committee.

EXECUTIVE OFFICERS OF THE COMPANY

We would like to introduce the current executive officers of the Company and its subsidiary, ABF Freight System, Inc. There are no family relationships among Directors and executive officers of the Company or its subsidiaries.



JUDY R. MCREYNOLDS, age 58, is Chairman, President and Chief Executive Officer and a Director of the Company. Her full biography appears above under "Directors of the Company."



DENNIS L. ANDERSON II, age 40, has been Chief Customer Officer since April 2020 and was Chief Customer Experience Officer from January 2017 through March 2020. Mr. Anderson was Vice President – Strategy from February 2014 through December 2016. Prior to that, Mr. Anderson served as Director of Strategy from June 2011 through January 2014. For ABF Freight, Mr. Anderson was Senior Pricing Analyst for three years and Manager of Pricing before that. He holds a bachelor's degree in industrial engineering from the University of Arkansas.



DAVID R. COBB, age 55, has been Chief Financial Officer since January 2015. He previously served as Vice President and Controller for over eight years, and Chief Accounting Officer for four years. Before joining the Company, Mr. Cobb was employed by Smith International, Inc., a publicly traded international oilfield service company acquired by Schlumberger Limited, as Vice President and Controller for four years; by Kent Electronics Corporation, a publicly traded specialty electronics distributor and network integrator, for six years; and by Price Waterhouse, a predecessor of PricewaterhouseCoopers LLP, for seven years. Mr. Cobb is a Certified Public Accountant. Mr. Cobb holds a bachelor's degree in accounting from Abilene Christian University.



ERIN K. GATTIS, age 47, has been Chief Human Resources Officer since July 2016. She previously served as Vice President – Human Resources from October 2011 through June 2016, Chief of Staff from January 2010 through September 2011, and Manager of Retirement Services & Executive Compensation from August 2006 through December 2009. She joined the Company in 1999 and between 1999 and 2006 worked for both the Company and ABF Freight as a Retirement Specialist, Benefits Analyst, Supervisor of Executive Compensation and Manager of Executive Compensation. She holds a bachelor's degree in economics and finance from Arkansas Tech University. Ms. Gattis has a Senior Professional in Human Resources (SPHR) and SHRM–SCP certification.



JAMES A. INGRAM, age 53, has been Chief Operating Officer – Asset-Light Logistics since January 2017 and was President of the Company's subsidiary ABF Logistics from August 2013 through December 2016. He has served the Company in many capacities since 2008, including Senior Vice President – Strategy, Vice President – Strategic Development, and Vice President – Market Development. Prior to 2008, Mr. Ingram served as Vice President – Market Development for ABF Freight and as ABF Freight's Director – Quotation Services. He held positions in ABF Freight's Pricing Department for almost ten years before that. Mr. Ingram holds a bachelor's degree in industrial engineering and a master's degree from the University of Arkansas.



MICHAEL R. JOHNS, age 62, has been Vice President – General Counsel and Corporate Secretary since April 2007. For sixteen years before joining the Company, he was a partner in the law firm of Dover Dixon Horne PLLC in Little Rock, Arkansas. Mr. Johns was a practicing attorney in two other Little Rock law firms for seven years, including Rose Law Firm, prior to 1991. Mr. Johns is a member of the American Bar Association, Sebastian County Bar Association, and Arkansas Society of Certified Public Accountants. Mr. Johns is a Certified Public Accountant and holds a bachelor's degree from the University of Arkansas and a law degree from Southern Methodist University.



STEVEN LEONARD, age 46, has been Chief Sales and Customer Engagement Officer for the Company since April 2020. Mr. Leonard previously served as Vice President – Customer Solutions from January 2017 through March 2020. Mr. Leonard previously served as Vice President – Global Forwarding for the Company's subsidiary, Panther Premium Logistics®, from November 2014 through December 2016. Mr. Leonard joined the Company in 2001 as a quotation analyst for ArcBest brand U-Pack®, and has held positions that include Manager of Quotation Services, Manager of TimeKeeper Pricing, Director of Strategic Planning, and Divisional Vice President. He holds a bachelor's degree in business administration from the University of Arkansas.



DANIEL E. LOE, age 46, has been Chief Yield Officer since January 2017, and President, Asset-Light Logistics since September 2020. Mr. Loe previously served as Vice President – Enterprise Customer Solutions from May 2014 through December 2016. From 2010 through April 2014, Mr. Loe served as Vice President – Yield Management for ABF Freight. He previously served ABF Freight as Director of Marketing & Public Relations for six years, and Senior Pricing Analyst for four years. Mr. Loe joined the Company in 1997, working as an analyst in the Pricing Department. He holds a bachelor's degree in industrial engineering from the University of Arkansas.



MICHAEL E. NEWCITY, age 51, has been Senior Vice President – Chief Innovation Officer for the Company, and President of the Company's subsidiary ArcBest Technologies, Inc., since January 2015. He previously served the Company as Chief Financial Officer and Chief Information Officer from August 2013 through December 2014, Vice President – Chief Financial Officer from June 2010 through July 2013, and Director – Economic Analysis from November 2007 through May 2010. Prior to that he served as Director – E-Systems & Emerging Technologies for ABF Freight for two years, and in several managerial positions with ABF Freight that spanned marketing, information technology and business development for over five years. He began his career with the Company in 1993 at its subsidiary, ArcBest Technologies, Inc., leading e-commerce development initiatives for six years. Mr. Newcity holds a bachelor's degree in computer information systems from the University of Arkansas and a master's degree from the Walton College at the University of Arkansas.



TRACI L. SOWERSBY, age 51, has been Vice President – Controller and Chief Accounting Officer since April 2015. Prior to joining the Company, Ms. Sowersby spent 17 years with Ernst & Young LLP, where she most recently served as Executive Director in the firm's Phoenix office. Ms. Sowersby's service for Ernst & Young LLP included roles from Audit/Assurance Staff through Executive Director, providing expertise in the areas of technical accounting, internal controls, and financial reporting. She holds a bachelor's degree in accounting from Indiana University–Purdue University of Fort Wayne. Ms. Sowersby is a Certified Public Accountant and has served in the United States Army Reserves.



TIMOTHY D. THORNE, age 59, has been President of ABF Freight since October 2014. Mr. Thorne has served ABF Freight in many capacities, including Vice President – Linehaul Operations from April 2013 to October 2014 and Regional Vice President of Operations in the Midvale, Utah and Reno, Nevada regional offices from May 2006 through March 2013. Mr. Thorne worked as Service Center Manager at four ABF Freight service centers for 13 years. He joined ABF Freight as a Supervisor Assistant in 1990, and also served as Sales Representative. Mr. Thorne holds a bachelor's degree in business administration from the University of Oklahoma and a master's degree from the University of North Alabama. He was a captain in the United States Army.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

This Compensation Discussion & Analysis ("CD&A") describes our executive compensation programs and the compensation decisions made during the year regarding our Named Executive Officers. The Board's Compensation Committee (the "Compensation Committee" or "Committee") determines compensation and reviews, approves, and oversees the administration of plans and programs for our Named Executive Officers. This discussion should be read in conjunction with the compensation tables and narrative disclosures that begin on page 37.

The Named Executive Officers for 2020 were:

JUDY R. MCREYNOLDS	TIMOTHY D. THORNE	DAVID R. COBB	MICHAEL E. NEWCITY	JAMES A. INGRAM
ArcBest Chairman, President and Chief Executive Officer	ABF Freight President	ArcBest Chief Financial Officer	ArcBest Senior Vice President–Chief Innovation Officer and ArcBest Technologies President	ArcBest Chief Operating Officer, Asset-Light Logistics

On January 11, 2021, Mr. Thorne announced that he will be retiring effective June 30, 2021. Mr. Seth Runser, currently ABF Freight Chief Operating Officer, will become ABF Freight President upon Mr. Thorne's retirement.

Executive Summary

Company Performance

The table below summarizes our key 2020 and 2019 financial results.

COMPANY PERFORMANCE

REVENUES		OPERATING INCOME		NET INCOME	
2020 $2.940B		2020 $98.278M		2020 $71.100M	
2019 $2.988B	-1.6%	2019 $63.770M	54.1%	2019 $39.985M	77.8%

EARNINGS PER DILUTED SHARE		TOTAL SHAREHOLDER RETURNS[1]		OPERATING RATIO	
2020 $2.69		ArcBest 57%		2020 96.7%	
2019 $1.51	78.1%	Russell 2000 20%	75 percentage points improvement vs. 2019	2019 97.9%	1.2 percentage points improvement

(1) For calendar year 2020.

During the unprecedented year of 2020, the global pandemic has caused uncertainty and disruption across all aspects of life, but our focus remains on meeting the evolving demands of our customers in any environment. To achieve this goal, we have a multi-year strategy, which our management team has been executing on with the oversight and guidance of our Board. We believe that by diversifying our business, significantly expanding our service offerings, investing in new technologies and strengthening relationships with our customers, we have the opportunity to create long-term, sustainable value for our shareholders. In order to capitalize on the opportunities available to us in this dynamic market and successfully execute our plan, we need to coninue to attract and retain best-in-class talent. The talent, character and hard work of our employees has enabled us to turn the challenges of the pandemic into opportunities, and as a result of their efforts, ArcBest delivered one of our best years of the past decade.

In 2020, consolidated operating income was $98.3 million, an increase of more than 50% compared to 2019, which in turn resulted in increases of both net income and diluted earnings per share. Our operating ratio, which is expressed as a percentage of revenues, improved 1.2 percentage points, reflecting the positive effects of yield strategies and enhanced operational technologies in our Asset-Based segment, as well as capacity constraints in the marketplace which increased demand for our Asset-Light services in the second half of 2020.

Executive Compensation Relative to Company Performance

Operating income and net income improved by 54.1% and 77.8%, respectively, resulting in an increase in total cash compensation for our Named Executive Officers in 2020, compared to 2019. We believe that this dynamic reflects the strong pay-for-performance structure of our incentive compensation programs for our executives.

Annual Incentive Compensation

For 2020, the annual cash incentive was based on operating income and Return on Capital Employed ("ROCE"). Strong Company performance against pre-established plan goals resulted in a payout of 197.8% of the target incentive opportunity, as outlined further in "Annual Cash Incentive Compensation," beginning on page 29.

Long-Term Incentive Compensation

The 2018-2020 cash long-term incentive compensation plan ("C-LTIP") was based on Total Shareholder Return ("TSR") compared to our peer group and pre-established ROCE goals. Actual Company performance generated a payout of 118.9% of the target incentive opportunity under the 2018-2020 plan, as outlined further in "Long-Term Incentive Compensation" and "Long-Term Cash Incentive Compensation," beginning on page 31.

The RSU awards granted in 2015 (the "2015 RSU awards") fully vested and settled on May 11, 2020. All of the shares issued for the 2015 RSU awards at final vesting are free of vesting and ownership restrictions. The vesting parameters for the 2015 RSU awards are described in our 2016 Proxy Statement.

Pay for Performance

Our executive compensation program provides a strong relationship between pay and Company performance. The following chart illustrates how the average annual incentive plan cash payout to Named Executive Officers in a given year has tracked the Company's operating income. Correlating cash incentive payments to improvements in operating income reinforces the Company's emphasis on profitable growth.



AVERAGE NEO AIP PAYOUTS VS. OPERATING INCOME

Overview of our Compensation Program

The primary elements of direct compensation awarded to the Named Executive Officers are shown below.

	Compensation Element	How Paid	Features	For More Information
FIXED	Base salary	Cash	Reviewed annually and reflects executive's experience, the scope and complexity of the executive's position, current objectives and responsibilities, internal equity, the executive's performance, retention needs, and market factors	Page 29
AT RISK	Annual incentive (AIP)	Cash	Based on annual goals for operating income and return on capital employed (ROCE), weighted equally	Page 29
AT RISK	Long-term incentive	Cash (C-LTIP) (50% of target)	Based on three-year goals for relative TSR and ROCE, weighted equally	Page 31
		Time-vested restricted stock units (RSUs) (50% of target)	Cliff vest four years after grant date	Page 32

Key Compensation Governance Policies

The Committee continually reviews the Company's executive compensation program to ensure our practices promote stockholders' best interests. Some of our key policies are summarized below.

What We Do:	What We Don't Do:
✓ We tie pay to performance. The majority of executive pay is at risk.	✗ NO tax gross-up payments for any amounts considered excess parachute payments.
✓ We use four-year cliff vesting for our restricted stock units to encourage retention and a long-term perspective.	✗ NO single-trigger payments upon a change in control.
✓ Named Executive Officers and Directors are subject to significant stock ownership requirements.	✗ NO excessive perquisites.
✓ We have a robust clawback policy.	✗ NO hedging or pledging of Company stock.
✓ We conduct annual risk assessments of our compensation plans.	✗ NO employment agreements with our Named Executive Officers.
✓ We have an independent Compensation Committee.	✗ NO re-pricing of stock options without shareholder approval.
✓ The Compensation Committee has an independent compensation consultant.	✗ NO guaranteed bonuses.
✓ We benchmark our compensation practices to peers with which we compete for talent.	

Compensation Philosophy and Objectives

The primary objectives of the Company's executive compensation program are to:

■ attract and retain highly qualified executives;

■ motivate the Company's leaders to work together as a team to deliver superior business performance;

■ encourage balance between short-term results and the long-term strategic decisions needed to ensure sustained business performance over time; and

■ ensure that the interests and risk tolerance of the Company's leaders are closely aligned with those of our stockholders.

As discussed in the sections that follow, we use a variety of compensation vehicles to reflect this compensation philosophy and meet the Company's objectives. The Compensation Committee does not prescribe a targeted allocation for the various compensation components. Both internal and external influences on our compensation program fluctuate periodically, and we believe it is in the best interest of the Company, our stockholders, and the Named Executive Officers for the Committee to have the flexibility to design a compensation program appropriate to the current market environment and the Company's goals.

Our compensation program is designed to retain and secure the continued leadership of our existing managerial talent as well as to attract future leaders for the Company. Each Named Executive Officer is a long-term employee of the Company, with tenures ranging from 14 to 31 years, resulting in a management team that is very knowledgeable about the Company and the transportation industry. This experience is extremely valuable, and our executives can be targets for recruitment by other companies, especially in the transportation and logistics industry. Other factors we consider when determining executive compensation include scope and complexity of the position, current objectives and responsibilities, internal equity, relative compensation within the peer group, and the executive's performance.

2020 At Risk vs. Fixed Compensation

One of the primary considerations in implementing our compensation philosophy and objectives is striking the proper balance between fixed and at-risk (variable) compensation. Fixed compensation ensures that an executive receives a minimum level of pay irrespective of Company performance, which is important for retention and risk reduction. Variable compensation ties the executive's compensation to Company performance, aligning the executive's interests with those of the Company's stockholders. The following charts show the significant portion of the Named Executive Officers' 2020 target compensation that was at risk and based on either reaching certain performance goals or the value of the Company's common stock.



ARCBEST CEO

26% C-LTIP
24% Salary
76% AT RISK
26% RSUs (4-year cliff vesting)
24% AIP

AVERAGE OF OTHER NAMED EXECUTIVE OFFICERS

24% C-LTIP
31% Salary
69% AT RISK
24% RSUs (4-year cliff vesting)
21% AIP

Salary | Annual Incentive Plan (AIP) | Restricted Stock Units (RSUs) | Cash Long-Term Incentive Plan (C-LTIP)

Response to 2020 Say on Pay Vote

In 2020, the Company held its tenth annual stockholder advisory vote on the compensation paid to our Named Executive Officers, earning approximately 95% support. The Committee considered this strong support expressed by stockholders as well as many other factors in evaluating the Company's executive compensation programs. These factors include the Committee's assessment of the alignment of our compensation programs with our corporate business objectives, evaluations of our programs by external consultants, and review of data from a select group of peers. Based on these considerations, the Committee did not make any changes to our executive compensation program, policies or pay levels as a result of the 2020 "say on pay" advisory vote. The Committee and Company value feedback from our stockholders, and we will continue to consider this feedback when evaluating decisions regarding our executive compensation programs in the future.

Roles and Responsibilities in Determining Executive Compensation

Role of the Compensation Committee

The Compensation Committee is responsible for overseeing and approving compensation levels and incentive plans for the Named Executive Officers. The Compensation Committee has determined and reviewed the value and forms of compensation for Named Executive Officers and other officers based on Committee members' knowledge and experience, competitive proxy and market compensation information, periodic review and analysis from an independent compensation consultant, and management recommendations. The Committee approves salary levels, incentive plan performance metrics, performance goals, target and maximum payouts, equity awards, and the peer group used for benchmarking. The Committee also evaluates the need for, and the provisions of, severance arrangements for the Named Executive Officers; reviews risks associated with compensation plans; and administers the Company's clawback policy.

Role of the Independent Compensation Consultant

The Compensation Committee directly engages Meridian Compensation Partners, LLC as its independent executive compensation consulting firm. Meridian reviewed executive compensation practices, including compensation design issues, proxy disclosure, market trends and technical considerations, and provided ongoing consulting assistance to the Compensation Committee throughout the year. In particular, Meridian has assisted the Committee by evaluating the Company's compensation programs and award levels, participated in Committee meetings when requested, and reviewed Committee materials.

Other than executive and director compensation consulting to the Board, the Compensation Committee and the Nominating/Corporate Governance Committee, Meridian does not provide any other services to the Company. The Compensation Committee has the final authority to hire and terminate the independent compensation consultant and

evaluates the consultant periodically. The Compensation Committee also approves the fees paid to the consultant. The Compensation Committee has assessed the independence of Meridian under SEC rules and concluded that Meridian's work for the Board, the Compensation Committee and the Nominating/Corporate Governance Committee does not raise any conflict of interest.

The Company has retained Mercer LLC to provide additional consulting services at the request of management and to assist with management's recommendations for selecting our peer group and executive compensation. Mercer assists management with market analysis, plan design, proxy disclosure review and review of corporate governance practices. The Company has assessed the independence of Mercer under SEC rules and concluded that Mercer's work for management does not raise any conflict of interest. At the Company's request, Mercer conducted a compensation review for Named Executive Officers in July 2019. This study helped inform compensation decisions for 2020.

Role of Management

The Company's Chairman, President and Chief Executive Officer, Vice President–General Counsel and Corporate Secretary, and Chief Human Resources Officer are routinely invited to attend Committee meetings in order to provide analysis and recommendations on compensation issues and other matters the Committee is considering. At certain meetings, Ms. McReynolds presents pay recommendations for her direct reports. Ms. McReynolds does not make recommendations regarding her own compensation. No executive participates in discussions concerning his or her own pay or attends Committee executive sessions, except to the extent requested by the Committee.

Management formulates its recommendations with assistance from Mercer. The Committee considers management recommendations and discusses proposals with Meridian before making decisions on compensation to be awarded to the executives. The Committee believes these discussions provide valuable insight, but the Committee is solely responsible for approving all pay decisions for the Named Executive Officers.

The Compensation Committee delegates to management the implementation and record-keeping functions related to the various elements of compensation it has approved, to the extent permissible. The Committee may not and does not delegate its authority to review and determine the form or value of compensation for Named Executive Officers.

Determining Appropriate Pay Levels

Total direct compensation for the Named Executive Officers is divided into two general categories: short-term cash compensation and long-term incentive compensation.


SHORT-TERM CASH COMPENSATION
BASE SALARY
ANNUAL CASH INCENTIVE (1-year financial goals)
LONG-TERM INCENTIVE COMPENSATION
LONG-TERM CASH INCENTIVE (3-year financial & market goals)
RSU AWARDS (4-year vesting)

Although the Committee also reviews retirement, perquisites, and other benefits such as the 401(k) plan and health and welfare benefits, these benefits are not referenced against market data or used in determining direct compensation levels. For more information, see "Retirement and Other Benefits" and "Perquisites" in this CD&A.

Peer Group

The Committee compares the Company's compensation levels with the compensation of executives at similar entities in our industry to determine whether our compensation is competitive. The peer group is also used to gauge the Company's performance for the relative TSR component of the long-term cash incentive plan.

The peer group is designed to include the companies with which we compete in the transportation and logistics industry and for executive talent. Each year, with input from Meridian, the Committee reviews our current peer group using criteria such as market capitalization and revenues. Management also makes recommendations for our peer group, with input from Mercer.

Our peer group for market compensation benchmarking in 2020 was the same peer group we used in 2019 and disclosed in our 2020 proxy statement. This is also the performance peer group that was applicable to the relative TSR portion of the awards granted in 2020. In January 2021, following the announcement by XPO Logistics, Inc. of the spinoff of its logistics segment, the Committee evaluated whether XPO Logistics, Inc. should remain in the Company's peer group. Based upon this review, the Committee determined it appropriate to remove XPO Logistics, Inc. from the peer group for C-LTIP awards granted for the 2018-2020, 2019-2021 and 2020-2022 performance periods. Our peer group for 2020, after removal of XPO Logistics, Inc., is listed below.

Company Name	Revenue in 2020 ($ millions)
ArcBest Corporation	2,940
Echo Global Logistics, Inc.	2,512
Forward Air Corporation	1,270
Hub Group, Inc.	3,496
J.B. Hunt Transport Services, Inc.	9,637
Knight-Swift Transportation Holdings, Inc.	4,674
Landstar System, Inc.	4,133
Old Dominion Freight Line, Inc.	4,015
Roadrunner Transportation Systems, Inc.	1,848[1]
Saia, Inc.	1,822
Schneider National, Inc.	4,553
Werner Enterprises, Inc.	2,372
Yellow Corporation (f/k/a YRC Worldwide Inc.)	4,514

Peer Group and Industry Comparisons

For base salary, the Company targets the 50th percentile of the peer group for Named Executive Officers. Annual incentives are designed to deliver total annual compensation (salary plus annual incentives) exceeding the 50th percentile of the peer group only when the Company performs above target performance levels. Total direct compensation (base salary, annual incentives, long-term cash incentives and equity awards) also is designed to be above the 50th percentile of the peer group only when the Company performs above target performance levels. All of our incentive compensation is designed to pay out below the 50th percentile when the Company performs below target performance levels. Although the Committee considers these market benchmarks, compensation for a given executive may vary from market based on the executive's experience, the scope and complexity of the executive's position, the executive's current objectives and responsibilities, internal equity, the executive's performance, and retention needs.

Due to the strong performance orientation of the annual and long-term cash incentives, the Committee is satisfied that above-median total cash and total direct compensation will only be realized when the Company performs above market levels. In setting performance goals for the incentive plans, the Committee references the historical ROCE of the S&P 500 companies. We believe the S&P 500 is an appropriate performance benchmark because it is a broad-based group of U.S. companies in leading industries and reflects the risk and return characteristics of the broader market on an on-going basis. While the S&P 500 primarily includes companies that are larger than the Company, the performance of these companies reflects stable, well-managed organizations. The Committee believes that performance at or above the level of the S&P 500 companies is acceptable performance and worthy of performance-based incentive payments. In addition, for long-term incentives, the Company uses TSR relative to our industry peer group to more directly align the long-term cash incentive plan with shareholder value creation.

(1) Roadrunner's 2019 revenue is included for purposes of this table because its 2020 revenue was not available as of the date of filing of this Proxy Statement.

Components of Compensation

Base Salary

Base salary is a fixed component of compensation paid for performing specific job duties and functions. Base salary is an important component of compensation and is crucial to our ability to attract and retain key talent. The Compensation Committee reviews base salaries for Named Executive Officers annually, considering the following:

- the Company's compensation philosophy and objectives, including consideration of the executive's experience, the scope and complexity of the executive's position, the executive's current objectives and responsibilities, internal equity, the executive's performance, and retention needs;
- market analysis;
- input from the Committee's independent compensation consultant;

- economic and inflationary factors;
- the Company's recent and historical financial performance;
- the Company's strategic plans;
- the Company's resources; and
- the Chairman, President and Chief Executive Officer's recommendations (regarding executives other than herself).

The Committee does not assign a specific weighting to any of these factors. In considering any increase in base salary, the Committee takes into account the effect such an increase would have on the Named Executive Officer's potential annual incentive, because compensation under those awards is calculated based on a percentage of the individual's base salary.

Based on the Committee's annual review and the strong performance of the Named Executive Officer team, the Committee increased base salary levels to generally reflect the 50th percentile of the peer group effective January 1, 2020. The following chart shows the current annual base salary rate in effect as of December 31 for each Named Executive Officer for 2019 and 2020.

	Base Salary at December 31, 2019	Base Salary at December 31, 2020
Judy R. McReynolds	$ 744,471	$ 800,000
Timothy D. Thorne	456,750	468,425
David R. Cobb	420,027	430,500
Michael E. Newcity	381,913	391,550
James A. Ingram	374,423	383,350

In April 2020, we implemented a 15% base salary reduction for all Named Executive Officers in anticipation of expected longer-term declines in our business levels and operating results due to COVID-19. Following an evaluation of our second quarter operating results, we reinstated the original 2020 base salary levels for the Named Executive Officers retroactive to July 1, 2020. We later repaid the 15% salary reduction in November, following evaluation of our strong third quarter operating results.

Annual Cash Incentive Compensation

PERFORMANCE METRICS

The annual cash incentive for 2020 was based on the Company's ROCE and operating income. As in prior years, the two performance metrics were equally weighted.

Operating income is generally determined based on the operating income shown by the Company's consolidated financial statements, adjusted for nonrecurring or unusual items and other items set forth in the ArcBest Corporation Executive Officer Incentive Compensation Plan. The use of operating income reinforces the Company's emphasis on profitable growth.

Return on capital employed, or ROCE, is generally calculated by dividing net income (adjusted for nonrecurring or unusual items and other items set forth in the ArcBest Corporation Executive Officer Incentive Compensation Plan) by average adjusted debt plus average equity for the applicable period. As discussed earlier, our ROCE goal is based on the historical average ROCE of the S&P 500 companies over longer periods of time. The Committee and management believe that ROCE keeps participants focused on the profitable use of Company resources, which increases the value of the Company to its stockholders. We use a historical average ROCE of the S&P 500, typically over a period of at least ten years, so the performance target does not reflect short-term market volatility.

TARGET AWARDS

Each Named Executive Officer's target annual incentive opportunity is expressed as a percentage of base salary. The following table shows the incentive targets for 2020.

	Annual Target Incentive (% of Base Salary)
Judy R. McReynolds	100%
Timothy D. Thorne	70%
David R. Cobb	70%
Michael E. Newcity	65%
James A. Ingram	65%

No changes were made to the annual incentive opportunity for any Named Executive Officer for 2020.

PERFORMANCE GOALS

The following tables show the goals and associated payouts for the two performance metrics utilized for the 2020 annual incentive.



	Payout* (% of target earned)				
Measure	0%	25% Threshold	100% Target	200% Maximum	Weighting
Operating Income (adjusted)	<$56.7 million	$56.7 million	$81.0 million	≥$93.2 million Actual $149M	50%

	Payout* (% of target earned)				
Measure	0%	50% Threshold	100% Target	300% Maximum	
ROCE % Achieved (adjusted)	<8%	8%	13%	≥18% Actual 15.4%	50%

** The payout earned for performance at levels between those indicated is calculated using straight-line interpolation, except that no payout is earned for performance below the Threshold performance levels.*

PERFORMANCE RESULTS

Actual operating income achieved for 2020 as measured under the annual plan was $149.2 million, greater than the maximum performance amount, resulting in a payout of 200% for the operating income portion of the annual incentive. ROCE for the year was 15.4%, resulting in a payout of 195.6%. Combining the two payouts, weighted 50% each, produced a total payout of 197.8% of the target incentive opportunity. Actual payouts for 2020 performance are shown below:

	2020 Target Annual Incentive Opportunity	2020 Actual Annual Incentive Plan Payout
Judy R. McReynolds	$ 800,000	$ 1,582,400
Timothy D. Thorne	327,898	648,581
David R. Cobb	301,350	596,070
Michael E. Newcity	254,508	503,416
James A. Ingram	249,177	492,873

Long-Term Incentive Compensation

TARGET AWARDS

Our long-term compensation target incentive opportunity consists of two components: (i) a three-year cash incentive opportunity, and (ii) a time-vested RSU award. In prior years, the target opportunities were expressed as a percentage of base salary. Beginning in 2020, the target opportunity for these components is expressed as a fixed dollar value to prevent escalation of long-term compensation targets as salaries increase. The following table shows the targets for long-term incentive compensation opportunities awarded in 2020 for the 2020-2022 cash incentive compensation plan and the 2020 RSU award.

	Total Long-Term Compensation Target Incentive Opportunity (Fixed Dollar Amount)	2020-2022 C-LTIP Target Value	2020 RSU Grant Value
Judy R. McReynolds	$ 1,720,000	$ 860,000	$ 860,000
Timothy D. Thorne	800,000	400,000	400,000
David R. Cobb	650,000	325,000	325,000
Michael E. Newcity	535,000	265,000	270,000
James A. Ingram	540,000	270,000	270,000

The value of the long-term target incentive opportunity established for each Named Executive Officer was based, in large part, on the respective officers' positions within the Company.

Because half of the target award is delivered in the form of RSUs, the Committee also considers the number of shares available for grant, the number of previously granted awards currently outstanding, the burn rate, and potential shareholder dilution.

LONG-TERM CASH INCENTIVE COMPENSATION

The Committee has awarded long-term cash incentive opportunities since 2006. Over the past 17 years, we have observed that these awards, which are exclusively performance-based, appropriately reward management and drive performance with respect to the Company's key financial metrics. The three-year performance cycle encourages a long-term perspective, while the fact that the payout opportunity is determined by relative TSR and ROCE incentivizes sustainable value creation relative to our peers along with profitability and capital efficiency. The fact that these awards are cash-based also mitigates the dilutive effect of solely offering long-term equity compensation. In February 2020, the Committee granted a three-year cash incentive award for the performance period from January 1, 2020, through December 31, 2022, using the same two metrics we have used in recent years: ROCE and relative TSR, each weighted 50%.

Relative TSR rewards participants when the Company outperforms our peer group and directly aligns executives' interests with shareholder value creation relative to our peers.

The payout opportunity for the relative TSR component is based on the percentile rank of the Compounded Annual Growth Rate ("CAGR") of our TSR relative to our peer group over the three-year measurement period. For these purposes, we calculate TSR as the annualized rate of return reflecting price appreciation between the beginning 60-day average share price (ending December 31 of the year immediately prior to the beginning of the measurement period) and the ending 60-day average share price (ending December 31 of the final year of the measurement period), adjusted for dividends paid and the compounding effect of reinvested dividends. CAGR converts the total return into a value that indicates what the return was on an annual basis for the three-year period. For information on the performance peer group for the relative TSR component of the 2020-2022 cash long-term incentive plan, refer to page 28.

ROCE for the three-year performance period measures the efficient use of corporate assets to create profitable growth and aligns executives' interest with our profitability and appropriate employment of capital.

For the ROCE component, the three-year average goal is based on historical averages for S&P 500 companies over longer periods of time, as discussed on page 28. ROCE is generally calculated by dividing net income (adjusted for nonrecurring or unusual items and other items set forth in the ArcBest Corporation Executive Officer Incentive Compensation Plan) by average adjusted debt plus average equity for the applicable period.

The tables below show the goals and associated payouts for the two performance metrics utilized for the 2020-2022 long-term cash incentive plan. Payments for the 2020-2022 long-term cash incentive plan, if any, will be made in early 2023.

Relative TSR	Payout Earned for Relative TSR (% of target earned)*	ROCE % Achieved	Payout Earned for ROCE (% of target earned)*
< 25th percentile	0%	<8%	0%
25th percentile (threshold)	25%	8% (threshold)	50%
50th percentile	100%	13%	100%
≥75th percentile	200%	≥18%	300%

* The payout earned for performance at levels between those indicated is calculated using straight-line interpolation, except there is no payout for performance below the threshold level.

LONG-TERM EQUITY INCENTIVE COMPENSATION

The Company grants RSU awards to help align the executives' interests with those of our stockholders. In 2020, Named Executive Officers were granted time-vested RSUs as shown in the table below.

Named Executive Officer	Target Award Value	RSUs Granted in 2020*
Judy R. McReynolds	$ 860,000	42,300
Timothy D. Thorne	400,000	19,700
David R. Cobb	325,000	16,000
Michael E. Newcity	270,000	13,300
James A. Ingram	270,000	13,300

* The number of RSUs granted is based on the target award value established by the Committee divided by the closing stock price of the Company's common stock on the date of grant, and rounded to the nearest 100 units.

The Committee believes the award of RSUs with time-based cliff vesting makes it easier for the Named Executive Officers to accumulate an equity interest in the Company and comply with our Stock Ownership Policy, and also helps to retain key talent. RSUs awarded prior to 2018 are subject to five-year cliff vesting. To more closely align our awards with peer group practices, the Committee established a four-year cliff vesting schedule for RSUs granted beginning in 2018. Stock will be issued in settlement of the RSUs on the vesting date, or earlier if the Named Executive Officer experiences a qualifying termination of employment. See "Outstanding Equity Awards at 2020 Fiscal Year-End" for additional information regarding these awards.

Cash Long-Term Incentive Awards for the 2018-2020 Performance Period

The performance period for the 2018-2020 long-term cash incentive compensation plan ended on December 31, 2020. The Company's actual TSR percentile rank was 39th and ROCE was 11.77%, resulting in an aggregate payout of 118.9% of the target incentive opportunity, as reflected in the table below. The individual incentive targets were calculated using base salary during the performance period. The original performance payout tables for the 2018-2020 awards can be found in our proxy statement for our 2019 Annual Meeting of Stockholders.

	2018-2020 Target Cash Long-Term Incentive Plan Opportunity	2018-2020 Actual Cash Long-Term Incentive Plan Payout
Judy R. McReynolds	$ 788,722	$ 938,080
Timothy D. Thorne	362,713	431,399
David R. Cobb	306,388	364,407
Michael E. Newcity	256,655	305,256
James A. Ingram	260,819	310,209

Compensation Risk Assessment

Management has evaluated our compensation policies and practices, including our incentive plans, to determine whether any create risks that are reasonably likely to have a material adverse effect on the Company. The primary responsibility for this evaluation is assigned to the Company's Risk Management Committee, which is made up of several members of senior management. Based on this evaluation, management concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Management's evaluation, including the conclusions reached by the Risk Management Committee, was discussed with the Compensation Committee.

The information used by management and the Risk Management Committee and provided to the Compensation Committee included a framework of potential risk factors for certain compensation plans and identified how the Company's existing processes and compensation programs mitigate those risks. Mitigating factors for potential risks included:

- a combination of short- and long-term compensation;
- a combination of equity- and cash-based compensation;
- multiple performance metrics;
- relative performance metrics;

- robust financial control policies and audit practices;
- caps for potential amounts earned under annual and long-term incentive plans;
- a robust clawback policy;
- a prohibition against hedging transactions or pledging of shares;
- multi-year vesting periods for equity awards;
- stock ownership requirements for senior officers;
- retention of an independent compensation consultant to advise the Compensation Committee;
- approval of performance criteria and performance results by the Compensation Committee, which consists of only independent Directors; and
- review of peer groups by an independent compensation consultant and the Compensation Committee.

The most recent risk management evaluation was provided to the Compensation Committee in January 2021. Based on the information provided and the Compensation Committee's knowledge of the Company's compensation policies and practices, the Compensation Committee agreed with management's conclusion that the risks arising from our compensation plans and practices are not reasonably likely to have a material adverse effect on the Company.

Other Compensation Policies

OWNERSHIP AND RETENTION POLICY

The Committee believes the Named Executive Officers should maintain meaningful equity holdings in the Company to align their interests with those of the Company's other stockholders. The Board adopted a Stock Ownership Policy for Named Executive Officers that requires them to own stock with a value equal to or greater than an established multiple of their base salary, as shown in the table below.

Position Title	Stock Ownership Multiple
ArcBest Chairman, President and CEO	5 x base salary
Other Named Executive Officers	3 x base salary

Participants are prohibited from selling any Company stock (except to pay the taxes generated as a result of equity grant vesting) until the ownership requirement is attained. Stock owned in a Company-sponsored retirement plan, RSUs, and stock owned outright all count toward the ownership requirement. The Committee reviews ownership levels annually. As of the most recent review in April 2020, all Named Executive Officers have met or exceeded their ownership multiple requirement.

The Nominating/Corporate Governance Committee administers the Stock Ownership Policy and considers changes related to employees as recommended by the Committee. The Nominating/Corporate Governance Committee reserves the right to amend or terminate this policy at any time or waive the restrictions for any individual in its sole discretion.

Any shares issued in the future upon exercise of a stock option or stock appreciation right (should any be granted under the Ownership Incentive Plan) may not be sold before the earlier of

(i) twelve months following the date of exercise and (ii) the date of termination of the applicable employee's employment.

EQUITY AWARD PRACTICES

The Company's policy for granting equity awards states:

- the Compensation Committee is responsible for granting equity-based compensation for all employees;
- the award dates for each grant are five business days following the Company's applicable quarterly earnings release, unless a different date is approved by the Board;
- the exercise price or value of a grant is determined by reference to the closing price of the Company's common stock on the specified award date;
- the number of shares/units awarded will be based on a fixed dollar value for each participant unless otherwise approved by the Board; and
- any award that does not conform to these policy requirements must be approved by the Board.

CLAWBACKS

The Committee has implemented a policy for the "clawback" of any bonus or incentive compensation awarded to any executive officer, including a Named Executive Officer, under certain circumstances. The Board amended the policy in January 2020 to broaden the scope of events that may trigger a clawback. Under the terms of the revised policy, the Committee may require reimbursement of any cash, equity or equity-based award or payment made under any incentive plan to an executive officer in the event of:

- a material restatement of the Company's financial statements due to non-compliance with any financial reporting requirement under applicable securities laws, regardless of the existence of misconduct or fault;

- an overpayment as the result of an error, including errors in determination of performance metric results or in the calculation of an officer's covered compensation; or

- an Act of Misconduct (as such term is defined in the clawback policy) by the officer.

ANTI-HEDGING AND PLEDGING POLICIES

All Company officers, including Named Executive Officers, and certain other employees, as well as non-employee Directors, are subject to the Insider Trading Policy, which prohibits certain transactions in the Company's securities, including the purchase or sale of puts, calls, options or other derivative securities based on the Company's securities. The Insider Trading Agreement also prohibits monetization transactions, such as forward sale contracts (in which a stockholder continues to own the underlying security without having all the risks or rewards of ownership, executes a short-sale of Company securities, or "sells against the box"—failing to deliver sold securities), as well as any other hedging or pledging transaction involving the Company's securities. This policy does not include ArcBest stock options exercised in accordance with the terms of the Company's equity plan. The Company does not have any outstanding stock option awards.

Retirement and Other Benefits

The Named Executive Officers are eligible to participate in retirement and benefit programs as described below. The Committee generally reviews the overall cost to the Company of the various programs on an annual basis or when changes are proposed. The Committee believes the benefits provided by these programs continue to be important factors in attracting and retaining the overall officer group, including the Named Executive Officers.

Prior to 2009, the Company provided Named Executive Officers with the predominant portion of their long-term compensation through post-employment payments under the Supplemental Benefit Plan (the "SBP") and Deferred Salary Agreements ("DSA") described on page 43. All benefits under these plans have been frozen, and officers now receive a significant portion of their long-term compensation through the long-term incentive cash and equity compensation previously described. Ms. McReynolds is the only Named Executive Officer with a frozen SBP or DSA benefit. The other Named Executive Officers were promoted or

hired after the freeze and therefore are not participants in those plans.

Following are the various benefit programs in which the Named Executive Officers have either active or frozen participation.

ACTIVE PLANS

401(k) and DC Retirement Plan

The Company maintains the ArcBest 401(k) and DC Retirement Plan for eligible non-contractual employees. The Named Executive Officers can participate in this plan on the same basis as all other eligible employees. The Company matches 50% of each employee's contributions up to a maximum of 6% of the employee's eligible earnings subject to the Internal Revenue Service ("IRS") annual compensation limit.

The Company also makes Discretionary Defined Contributions under the 401(k) and DC Retirement Plan account, which are determined annually based on the Company's operating results. The amount of the Discretionary Defined Contribution is based on a percentage of annual eligible compensation (as defined under the plan).

Health and Welfare Plans

The Company provides medical, dental, vision, life insurance and disability benefits to all eligible non-contractual employees. The Named Executive Officers can participate in these benefit plans on the same basis as all other eligible non-contractual employees.

Officer Life Insurance

Corporate officers and certain other subsidiary officers, including the Named Executive Officers, are provided with life insurance coverage of $1 million in the event they suffer accidental death while traveling on Company business.

Post-Employment Supplemental Medical Policy ("Executive Medical Policy")

Corporate officers and certain other subsidiary officers, including the Named Executive Officers, and their eligible dependents have lifetime health coverage under the Company's Executive Medical Policy following their termination of employment after age 55 with 10 years of service. The health coverage is provided through a fully insured third party-provided health plan. Eligible retired officers from age 55 to 60 pay a premium to the Company, equivalent to the then-current COBRA rate applicable to qualifying former employees. From age 60 to 65, a retired officer is required to reimburse the Company an amount equivalent to $250 per individual covered per month, up to a maximum of $500 per month. For retired officers age 65 and over, reduced premiums are charged by the Company for continued retiree coverage. Participation in this plan was frozen in 2017. All of our current Named Executive Officers are eligible participants.

The Executive Medical Policy provides that coverage will be forfeited if the officer becomes an employee, consultant or director of, or has an ownership interest in, any competitor of the Company.

FROZEN PLANS

Supplemental Benefit Plan

Prior to 2010, the Company maintained a noncontributory, unfunded supplemental pension benefit plan ("SBP") that supplemented benefits under the Company's legacy Pension Plan. Under the SBP, the Company paid sums in addition to amounts payable under the Pension Plan to eligible officers, including eligible Named Executive Officers. The SBP has been frozen since December 31, 2009. Ms. McReynolds has a frozen benefit under the SBP. See "2020 Pension Benefits" for more information.

Deferred Salary Agreements

The Company and ABF Freight have unfunded, noncontributory DSAs with certain of their officers. No Named Executive Officers are active participants in a DSA, but Ms. McReynolds has a frozen benefit under a DSA. See "2020 Pension Benefits" for more information.

PERQUISITES

Perquisites provided by the Company are generally limited to situations where there is some related business benefit to the Company, such as personal travel cost associated with spousal attendance at Company or industry events. See the "Summary Compensation Table" for a listing of the reportable perquisites for the Named Executive Officers.

Employment Agreements and Change in Control Provisions

None of our Named Executive Officers is party to an employment agreement with the Company. However, the Named Executive Officers do participate in the 2012 Change in Control Plan for certain senior officers of the Company. The Committee believes this plan serves the best interests of our stockholders since it is designed to help retain executives during uncertain times leading up to and immediately following a change in control. By providing fair compensation in the event of termination following a change in control, the plan is designed to allow the executives to reasonably evaluate potential actions without concern over how it may impact them financially.

The benefits under the 2012 Change in Control Plan are intended to provide the officer participants with a reasonable

severance package that is based on the value the officers have created and is realized by the Company's stockholders in the event of a change in control. The Company does not gross up for taxes a Named Executive Officer may owe on change in control benefits, including any excise taxes under IRC Section 4999. Under the terms of the 2012 Change in Control Plan, a best-net calculation will be performed to determine whether change in control benefits due to the Named Executive Officers should be reduced (so no excise tax will be imposed) or should be paid in full (with any resulting excise taxes to be paid in full by the Named Executive Officer). See "Potential Payments upon Termination or Change in Control" for additional information regarding the provisions of the 2012 Change in Control Plan.

Tax Considerations

Deductibility of Executive Compensation

Section 162(m) of the IRC limits the tax deductibility of annual compensation paid to certain executives to $1 million. As a result, the Company will not receive a federal income tax deduction for any compensation paid to its Named Executive Officers in excess of $1 million except to the extent awards are "grandfathered" for purposes of the "performance-based" exception. The Committee believes that shareholder interests are best served by not restricting its flexibility in structuring compensation programs, even if those programs result in non-deductible compensation expenses.

IRC Section 280G applies to payments made to executives of a company in connection with a change in control and prohibits the deduction of any "excess parachute payment." Benefits

payable under the 2012 Change in Control Plan, as well as accelerated vesting of equity awards and annual and long-term cash incentives, could result in "excess parachute payments" that are not deductible by the Company. For more information regarding amounts payable and benefits available upon the occurrence of certain changes in control, see "Executive Compensation – Potential Payments upon Termination or Change in Control."

Non-Qualified Deferred Compensation

The Company designs and operates its nonqualified deferred compensation arrangements in a manner that is intended to be exempt or compliant with Section 409A of the IRC and the final regulations issued thereunder.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis with management, and based on the review and discussions, the Compensation Committee recommended to the Board that it be included in the Company's 2020 Annual Report and the Company's 2021 Proxy Statement.

Committee Members

Stephen E. Gorman, Chair
Eduardo F. Conrado
Kathleen D. McElligott
Craig E. Philip

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee members is an officer or employee or former officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors of any other entity, or the compensation committee of any other entity, that has one or more executive officers serving as a member of the Company's Board or Compensation Committee. Messrs. Gorman and Conrado, Dr. Philip and Ms. McElligott served on the Compensation Committee in 2020.

Ms. McElligott, a member of the Company's Compensation Committee since February 4, 2020, was also the Executive Vice President, Chief Information Officer and Chief Technology Officer for McKesson prior to her retirement in February 2020. In January 2020 through February 3, 2020, McKesson made ordinary course of business payments to one or more ArcBest subsidiaries for freight services in the aggregate amount of $270,621.

Summary Compensation Table

The following table sets forth compensation paid for the years indicated for our 2020 Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Judy R. McReynolds *ArcBest Chairman, President and CEO*	2020	$ 800,000	$ 806,238	$ 2,520,480	$ 27,653	$ 20,237	$ 4,174,608
	2019	744,471	748,773	831,689	33,559	65,222	2,423,714
	2018	709,020	726,002	2,584,736	6,531	49,089	4,075,378
Timothy D. Thorne *ABF Freight President*	2020	468,425	375,482	1,079,980	–	20,252	1,944,139
	2019	456,750	373,005	379,316	–	24,838	1,233,909
	2018	435,000	338,504	1,145,746	368	39,434	1,959,052
David R. Cobb *ArcBest CFO*	2020	430,500	304,960	960,477	–	20,130	1,716,067
	2019	420,027	301,167	354,589	–	18,380	1,094,163
	2018	375,024	271,694	943,725	–	20,924	1,611,367
Michael E. Newcity *ArcBest Senior Vice President–CIO and ArcBest Technologies President*	2020	391,550	253,498	808,672	–	20,130	1,473,850
	2019	381,913	245,907	302,902	–	18,380	949,102
	2018	367,224	240,516	911,130	–	20,681	1,539,551
James A. Ingram *ArcBest COO, Asset-Light Logistics*	2020	383,350	253,498	803,082	–	20,245	1,460,175
	2019	374,423	251,433	307,574	–	21,620	955,050
	2018	360,022	244,970	918,169	–	36,821	1,559,982

(1) The amounts reflect the aggregate grant date fair value of RSU awards granted to the Named Executive Officers on May 12, 2020, under the Ownership Incentive Plan, computed in accordance with FASB ASC Topic 718, determined without regard to estimated forfeitures and adjusted for present value of dividends (to reflect that dividend equivalents are not paid with respect to RSU awards). The actual value realized by the officer as a result of these awards will vary based on a number of factors, including the Company's performance, stock price fluctuations and applicable vesting. No dividends or dividend equivalents are paid to Named Executive Officers on RSUs granted after December 31, 2014. See Note K to the consolidated financial statements in the Company's 2020 Annual Report for additional detail regarding share-based compensation.

(2) Reflects cash compensation earned during 2020, paid in January 2021, from the annual incentive plan ("AIP"), and cash compensation earned from the 2018-2020 cash long-term incentive plan ("C-LTIP"), paid in January 2021. See the "2020 Grants of Plan-Based Awards" table and the CD&A for additional information on the 2020 AIP and the C-LTIP.

	McReynolds	Thorne	Cobb	Newcity	Ingram
Annual Incentive Plan	$ 1,582,400	$ 648,581	$ 596,070	$ 503,416	$ 492,873
C-LTIP	938,080	431,399	364,407	305,256	310,209
Total	$ 2,520,480	$ 1,079,980	$ 960,477	$ 808,672	$ 803,082

(3) Reflects the increase in actuarial present value during 2020 of each Named Executive Officer's accumulated benefit under the Company's legacy SBP and DSAs. The values reported are determined using the same assumptions as used by the Company for financial reporting purposes for the Company's SBP and DSAs. See "2020 Pension Benefits" for additional information on these plans. The 2020 change in actuarial present value by plan is as follows:

	McReynolds	Thorne	Cobb	Newcity	Ingram
Supplemental Benefit Plan	$ 19,707	$ -	$ -	$ -	$ -
Deferred Salary Agreement	7,946	–	–	–	–
Total Increase	$ 27,653	$ -	$ -	$ -	$ -

Earnings with respect to outstanding vested RSUs are not above market and are not included in this column. See "2020 Non-Qualified Deferred Compensation" for additional information on outstanding vested RSUs.

(4) *All Other Compensation for 2020 consists of the following:*

	McReynolds		Thorne		Cobb		Newcity		Ingram
401(k) Company Match	$	8,550	$	8,550	$	8,550	$	8,550	$	8,550
DC Contribution		11,400		11,400		11,400		11,400		11,400
24-Hour Accidental Death Premiums		180		180		180		180		180
Perquisites(i)		–		–		–		–		–
Gross-Ups(ii)		107		122		–		–		115
Total Other Compensation	$	**20,237**	$	**20,252**	$	**20,130**	$	**20,130**	$	**20,245**

(i) No Named Executive Officer received perquisites in excess of $10,000 during 2020, and therefore no value is reported here.
(ii) Tax gross-ups for Ms. McReynolds and Messrs. Thorne and Ingram are for gifts related to the Company's annual President's Club event.

2020 Grants of Plan-Based Awards

The following table provides information related to non-equity and equity-based awards made to the Named Executive Officers for 2020:

Name	Award Type[1]	Approval Date[2,3,4]	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2,3]			All Other Stock Awards	
				Threshold ($)	Target ($)	Maximum ($)	Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock Awards ($)[4]
Judy R. McReynolds	AIP	02/21/2020	02/21/2020	$ 300,000	$ 800,000	$ 2,000,000		
	RSU	04/30/2020	05/12/2020				42,300	$ 806,238
	C-LTIP	02/21/2020	02/21/2020	322,500	860,000	2,150,000		
Timothy D. Thorne	AIP	02/21/2020	02/21/2020	122,962	327,898	819,744		
	RSU	04/30/2020	05/12/2020				19,700	375,482
	C-LTIP	02/21/2020	02/21/2020	150,000	400,000	1,000,000		
David R. Cobb	AIP	02/21/2020	02/21/2020	113,006	301,350	753,375		
	RSU	04/30/2020	05/12/2020				16,000	304,960
	C-LTIP	02/21/2020	02/21/2020	121,875	325,000	812,500		
Michael E. Newcity	AIP	02/21/2020	02/21/2020	95,440	254,508	636,269		
	RSU	04/30/2020	05/12/2020				13,300	253,498
	C-LTIP	02/21/2020	02/21/2020	99,375	265,000	662,500		
James A. Ingram	AIP	02/21/2020	02/21/2020	93,442	249,177	622,944		
	RSU	04/30/2020	05/12/2020				13,300	253,498
	C-LTIP	02/21/2020	02/21/2020	101,250	270,000	675,000		

(1) Award Types:
    AIP = annual incentive compensation plan
    RSU = restricted stock units granted under the Ownership Incentive Plan
    C-LTIP = three-year cash long-term incentive compensation plan (2020-2022 performance period)

(2) The performance criteria for the 2020 AIP award were approved by the Committee on February 21, 2020. Amounts shown in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column with respect to the 2020 AIP award represent the threshold, target and maximum payment levels of the 2020 AIP. The target amount reflected is calculated based on base salary earned in 2020. Awards under the annual incentive plan are described in greater detail in the narrative following this table and in "Compensation Discussion & Analysis – Components of Compensation – Annual Cash Incentive Compensation." The actual amount of the AIP award paid for 2020 performance with respect to each Named Executive Officer is set forth in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

(3) The performance criteria for the 2020-2022 C-LTIP award were approved by the Committee on February 21, 2020. Amounts shown in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column represent the threshold, target and maximum payment levels with respect to C-LTIP awards granted in 2020. Awards under the cash long-term incentive compensation plan are described in greater detail in the narrative following this table and in "Compensation Discussion & Analysis – Components of Compensation – Long-Term Cash Incentive Compensation."

(4) The RSU award was approved by the Committee on April 30, 2020. As provided in the equity award policy, the grant date for the award was five business days following the quarter's earnings release. Value shown reflects the grant date fair value ($19.06 per share) of RSU awards made under the Ownership Incentive Plan on May 12, 2020, computed in accordance with FASB ASC Topic 718, determined without regard to forfeitures and adjusted for present value of dividends (which are not payable with respect to RSUs granted to Named Executive Officers).

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Non-Equity Incentive Compensation

Annual Incentive Compensation Plan

Annual incentive compensation plan ("AIP") awards earned are generally paid as soon as administratively practicable following the date the awards are calculated and approved, but no later than March 15 of the year following the year to which the performance goals relate. Participants generally must be employed on the payment date in order to receive payment of their earned AIP awards. However, if a participant terminates during the plan year due to early retirement (age 55 with 10 years of service), normal retirement (age 65), death or disability, such participant remains eligible to receive a prorated AIP award, provided, in the case of early or normal retirement, the individual has been a participant for at least 90 days during the plan year. Upon any other termination, a participant's award will be forfeited, unless the Committee, in its discretion, decides that a prorated award should be paid. Payment of a prorated incentive, if any, is made at the end of the measurement period and based upon actual performance results. The 2012 Change in Control Plan provides for immediate payment of an earned award upon a qualified termination following a change in control, except where payment must be delayed six months for certain key employees as required by Section 409A of the Internal Revenue Code ("IRC"). Target incentive levels and

information on performance goals are set forth in "Compensation Discussion & Analysis – Components of Compensation – Annual Cash Incentive Compensation." Additional information regarding the treatment of these awards upon termination or a change in control is provided in "Potential Payments upon Termination or Change in Control."

Cash Long-Term Incentive Compensation Plan

Generally, participants in the cash long-term incentive compensation plan ("C-LTIP") must remain employed through the end of the measurement period in order to receive payment of any earned award. However, if a participant has at least 12 months of employment during a measurement period, such participant is eligible for a prorated benefit upon early retirement (age 55 with 10 years of service), normal retirement (age 65), death or disability, with payment determined based on base salary received during the measurement period (or target value for awards starting in 2020), and payment, if any, is made at the end of the measurement period based upon actual performance results. Additional detail regarding the 2020 awards granted under the C-LTIP can be found in "Compensation Discussion & Analysis – Components of Compensation – Long-Term Cash Incentive Compensation."

Stock Awards under the Ownership Incentive Plan

RSUs were granted under the Company's Ownership Incentive Plan on May 12, 2020. Vesting and settlement of RSUs generally occurs on the earlier of (i) (a) the fifth anniversary of the award date for RSUs awarded prior to 2018, (b) the fourth anniversary of the award date for RSUs awarded in 2018 or later, or (ii) the date the participant experiences a qualifying termination from employment with the Company. Upon a participant's eligibility for normal retirement (age 65) or termination due to death or disability, the RSUs will fully vest. If termination of the participant occurs for good reason or without cause within 24 months of a change in control of the Company (as defined in the 2012 Change in Control Plan), the participant's outstanding RSUs awarded become fully vested and will be distributed as soon as administratively possible, except where payment must be delayed for six months for certain key employees as required by Section 409A of the IRC. Upon early retirement eligibility (age 55 with 10 years of service), if a minimum of 12 months have elapsed since the award date, the participant becomes vested

in a pro rata number of RSUs based on the number of whole months since the award date. The remaining shares subject to the RSUs will continue to vest with respect to 1/60 of the total number of shares each month for awards prior to 2018, and 1/48 of the total number of shares each month for awards in 2018 or later. In each case, pro rata vesting will continue through the earlier of (i) participant's normal retirement eligibility date, (ii) the participant's termination from employment, or (iii) the end of the vesting period. A participant does not have to terminate employment in order to vest upon normal or early retirement eligibility, but no RSUs will be distributed until actual termination or, if earlier, the applicable anniversary of the award date (the fifth anniversary for awards prior to 2018, and the fourth anniversary for awards in 2018 or later). All RSUs granted following a participant reaching normal retirement eligibility will be vested in full upon grant. No dividends are paid to Named Executive Officers on RSUs granted after December 31, 2014.

Outstanding Equity Awards at 2020 Year-End

The following table provides information related to any equity-based awards outstanding for the Named Executive Officers, as of December 31, 2020:

Name	Grant Date	Number of Shares or Units of Stock that Have Not Vested (#)[1]	Market Value of Shares or Units of Stock that Have Not Vested ($)[2]
		Stock Awards	
Judy R. McReynolds	05/06/2016[3]	1,980	$ 84,487
	05/12/2017[4]	7,920	337,946
	08/01/2018[5]	6,452	275,307
	05/09/2019[6]	15,808	674,527
	05/12/2020[7]	42,300	1,804,941
Timothy D. Thorne	05/06/2016[3]	933	$ 39,811
	05/12/2017[4]	3,733	159,287
	08/01/2018[5]	3,008	128,351
	05/09/2019[6]	7,875	336,026
	05/12/2020[7]	19,700	840,599
David R. Cobb	05/06/2016[3]	9,800	$ 418,166
	05/12/2017[4]	12,900	550,443
	08/01/2018[5]	6,100	260,287
	05/09/2019[6]	10,900	465,103
	05/12/2020[7]	16,000	682,720
Michael E. Newcity	05/06/2016[3]	11,500	$ 490,705
	05/12/2017[4]	11,500	490,705
	08/01/2018[5]	5,400	230,418
	05/09/2019[6]	8,900	379,763
	05/12/2020[7]	13,300	567,511
James A. Ingram	05/06/2016[3]	12,400	$ 529,108
	05/12/2017[4]	12,400	529,108
	08/01/2018[5]	5,500	234,685
	05/09/2019[6]	9,100	388,297
	05/12/2020[7]	13,300	567,511

(1) *Vesting and settlement of RSUs generally occurs on the earlier of (i)(a) the fifth anniversary of the award date for RSUs awarded prior to 2018, (b) the fourth anniversary of the award date for RSUs awarded in 2018 or later, or (ii) the date the participant experiences a qualifying termination from employment with the Company. Upon a participant's eligibility for normal retirement (age 65) or termination due to death or disability, RSUs will vest in full. If termination of the participant occurs for good reason or without cause within 24 months of a change in control of the Company (as defined in the 2012 Change in Control Plan), the participant's outstanding RSUs become fully vested and will be distributed as soon as administratively possible, except where payment must be delayed for six months for certain key employees as required by Section 409A of the IRC. Upon early retirement eligibility (age 55 with 10 years of service), if a minimum of 12 months have elapsed since the award date, the participant becomes vested in a pro rata number of RSUs based on the number of whole months since the award date. From that 12-month anniversary forward, employees, including Named Executive Officers, who have attained the early retirement age and service requirements but have not terminated employment, continue to vest in 1/60 of their RSU awards each month for awards prior to 2018, and 1/48 of their RSU awards each month for awards in 2018 or later. Ms. McReynolds and Mr. Thorne have attained early retirement eligibility in accordance with the terms of the RSU awards.*

(2) *Reflects the value of unvested RSUs as of December 31, 2020, awarded under the ArcBest Corporation Ownership Incentive Plan, as amended and restated, based on the closing market price of the Common Stock of $42.67 on December 31, 2020.*

(3) *These RSU awards fully vest on May 6, 2021, the fifth anniversary of their grant date.*

(4) *These RSU awards fully vest on May 12, 2022, the fifth anniversary of their grant date.*

(5) *These RSU awards fully vest on August 1, 2022, the fourth anniversary of their grant date.*

(6) *These RSU awards fully vest on May 9, 2023, the fourth anniversary of their grant date.*

(7) *These RSU awards fully vest on May 12, 2024, the fourth anniversary of their grant date.*

2020 Option Exercises and Stock Vested

The following table provides information related to RSUs that vested during 2020 for the Named Executive Officers. None of our Named Executive Officers held stock option awards during 2020.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1,2]	Value Realized on Vesting ($)[3]
Judy R. McReynolds	28,267	$ 765,216
Timothy D. Thorne	13,605	367,795
David R. Cobb	5,100	107,151
Michael E. Newcity	5,900	123,959
James A. Ingram	6,400	134,464

(1) The 2015 RSU awards fully vested and settled on May 11, 2020. All of the shares issued for the 2015 RSU award at final vesting are free of vesting and ownership restrictions. All shares owned by executive officers are subject to company-imposed restrictions that limit trading during periods when officers have material nonpublic information as well as the Company's policy related to minimum stock ownership for executive officers, as discussed in the Compensation Discussion & Analysis.

(2) The RSUs held by Ms. McReynolds and Mr. Thorne were subject to pro rata vesting in 2020 because each of these executive officers had attained early retirement eligibility under the terms of the RSU awards. Awards that vest on a pro rata basis due to attainment of early retirement eligibility are not settled until the earlier of the original vesting date (five years from the grant date for awards prior to 2018, and four years from the grant date for awards in 2018 or later) or the date of a qualifying termination of employment. As such, while the value of all pro rata vesting in 2020 is reflected in the Option Exercises and Stock Vested table above, Ms. McReynolds and Mr. Thorne have not yet received the shares that vested in 2020 based on qualification for early retirement under awards that did not fully vest in 2020.

The pro rata vesting of Ms. McReynolds' and Mr. Thorne's RSUs is outlined in the table below. Of Ms. McReynolds' 28,267 vested shares in 2020, 1,020 shares were subject to final vesting and settlement of the 2015 RSU award. Of Mr. Thorne's 13,605 vested shares in 2020, 480 shares were subject to final vesting and settlement of the 2015 RSU award. The values of the vested and settled RSUs and the vested but unsettled RSUs, respectively, are reported in the 2020 "Nonqualified Deferred Compensation Table."

	McReynolds Vested in 2020	Thorne Vested in 2020
2015 RSU Award (settled)	1,020	480
2016 RSU Award	5,940	2,800
2017 RSU Award	5,940	2,800
2018 RSU Award	4,075	1,900
2019 RSU Award	11,292	5,625
2020 RSU Award	–	–
Total vesting in 2020	28,267	13,605

(3) Value realized on RSU vesting is equal to the closing market price of the Common Stock on the date of vesting multiplied by the number of shares that vest on that date.

2020 Pension Benefits

The following table illustrates the present value of the accumulated benefit as of December 31, 2020, under the SBP and DSA for the Named Executive Officers.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
Judy R. McReynolds[1]	Supplemental Benefit Plan	10.7	$ 415,211	$ –
	Deferred Salary Agreement	10.7	140,387	–
Timothy D. Thorne[2]		–	–	–
David R. Cobb[2]		–	–	–
Michael E. Newcity[2]		–	–	–
James A. Ingram[2]		–	–	–

(1) Ms. McReynolds elected to cease participation in the SBP and DSA, and the benefits were frozen effective January 31, 2008. Number of Years of Credited Service for the SBP and DSA was frozen based on her service as of the January 31, 2008 freeze date.

(2) Messrs. Thorne, Newcity and Ingram were promoted to eligible roles after the SBP and DSA were closed to new entrants. Mr. Cobb was hired after the SBP and DSA were closed to new entrants. As such, Messrs. Thorne, Cobb, Newcity and Ingram are not eligible to participate in the SBP or DSA.

(3) The actuarial present value of the accumulated benefits disclosed above is determined using the same assumptions as used by the Company for financial reporting purposes except the payment date is assumed to be age 60 for the SBP rather than age 65. Such assumptions are discussed in Note I to the Company's consolidated financial statements in the 2020 Annual Report. The earliest date a benefit can be paid with no benefit reduction under the SBP is age 60. The payment date is assumed to be age 65 for the DSA, which is the earliest date a benefit can be paid with no benefit reduction.

Supplemental Benefit Plan (frozen)

The SBP supplements benefits under the Company's non-contractual defined benefit pension plan ("Pension Plan"), which was terminated effective December 31, 2017 and fully liquidated as of December 31, 2019. The SBP was designed to replace benefit reductions (i) from various IRC limits and (ii) from reductions in the rate of benefit accruals from the Company's 1985 pension formula. The SBP takes into account all eligible earnings under the Pension Plan without regard to IRC limitations. Participation in the SBP was generally limited to officers of the Company or ABF Freight, including certain Named Executive Officers. No new participants were permitted in the SBP after December 2005, and caps have been placed on the maximum benefits payable. Benefit accruals in the SBP were frozen for all remaining participants effective December 31, 2009.

Benefits under the SBP were calculated as an annuity and then converted to a lump sum. The Pension Plan benefit was then subtracted from the resulting lump sum to determine the SBP benefit.

The annuity formula for the ArcBest Supplemental Benefit Plan is:

$$1.0\% \times \$400 \times \text{years of service} + 2.0\% \times (\text{FAP}-\$400) \times \text{years of service}$$

Early retirement eligible participants (age 55 with 10 years of service) are subject to a benefit reduction of 6% per year for each year he or she retires prior to age 60.

Upon termination of employment, benefits are paid in a lump sum as soon as administratively feasible. Certain benefits must be delayed for six months for key employees as required by Section 409A of the IRC. Benefits are paid from the general assets of the Company.

Deferred Salary Agreements (frozen)

The Company and ABF Freight have unfunded, noncontributory DSAs with certain of their officers, including certain Named Executive Officers. No DSA has been entered into since December 2005, and neither the Company nor ABF Freight intends to enter into these agreements in the future. For the existing DSAs, upon normal retirement (age 65), death or disability as defined in "Potential Payments upon Termination or Change in Control," the DSA benefit is equal to 35% of the participant's final monthly base salary paid monthly for 120 months. Upon termination of employment prior to age 65, the monthly benefit is equal to the participant's years of service (with a maximum of 25 years) times 3% times 35% of the participant's final monthly base salary. Benefit payments commence in the month following termination, except to the extent a portion of the benefit must be delayed for six months for key employees as required by Section 409A of the IRC. DSA benefits are paid from the general assets of the Company.

The DSAs provide that in the event of a change in control of the Company, as defined in "Potential Payments upon Termination or Change in Control," followed by the officer's termination within 36 months for pre-2005 deferred salary accruals or within 24 months for post-2004 deferred salary accruals, all benefits become 100% vested. The DSA benefit will be paid as a lump sum within fifteen days, with the 120 monthly installments discounted at 6.22% as provided in the DSA, except where payment must be delayed for six months for key employees as required by Section 409A of the IRC. DSA benefits will be reduced to the extent required to avoid being classified as excess parachute payments under Section 280G of the IRC. Other than during a 36-month period following a change in control of the Company for benefits accrued and vested prior to 2005 or during a 24-month period following a change in control of the Company for benefits accrued and vested after 2004, any unpaid DSA benefit is subject to forfeiture if the participant is discharged for wrongful conduct injurious to the Company, or if, following the date of termination, the participant discloses confidential information relating to the Company to unauthorized persons or becomes employed or renders services to a competitor of the Company.

2020 Non-Qualified Deferred Compensation

The following table shows the Named Executive Officers' deferred compensation activity during 2020 with respect to outstanding vested RSUs. The vesting and settlement terms applicable to RSUs are described previously in the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table – Stock Awards under the Plan" section and in footnote (1) to the "Outstanding Equity Awards at 2020 Fiscal Year-End" table.

Name	Executive Contributions in Last Fiscal Year ($)[1]		Registrant Contributions in Last Fiscal Year ($)		Aggregate Earnings in Last Fiscal Year ($)[2]		Aggregate Withdrawals/ Distributions ($)[3]		Aggregate Balance at Last Fiscal Year End ($)[4,5]
Judy R. McReynolds	$	765,216	$	–	$	1,064,545	$	321,453	$ 3,014,209
Timothy D. Thorne		367,795		–		505,599		151,272	1,431,579
David R. Cobb		–		–		–		–	–
Michael E. Newcity		–		–		–		–	–
James A. Ingram		–		–		–		–	–

(1) The executive contribution amount represents the value realized on vesting of all RSUs that vested during 2020 due to early retirement eligibility, as previously reported in the "2020 Option Exercises and Stock Vested" table.

(2) The earnings amount represents an estimate of annual earnings with respect to vested but unpaid RSUs and is based on the difference in closing market price of the Common Stock of $27.60 as of December 31, 2019 and $42.67 as of December 31, 2020, multiplied by the number of vested RSUs as of December 31, 2020, described in footnote (4) below.

(3) The value in the Aggregate Withdrawals/Distributions column represents the value of the 2015 RSU awards that fully vested and were settled on May 11, 2020. The value is based on the closing market price of Common Stock of $21.01 on the settlement date, and includes 15,300 RSUs for Ms. McReynolds and 7,200 RSUs for Mr. Thorne.

(4) Includes the value associated with 70,640 vested but unsettled RSUs for Ms. McReynolds and 33,550 vested but unsettled RSUs for Mr. Thorne. The value is based on the closing market price of the Common Stock of $42.67 on December 31, 2020. RSUs that vested during 2020 are reported in the "2020 Option Exercises and Stock Vested" table.

(5) The aggregate grant date fair value with respect to RSUs in prior years (2016-2019), including those previously reported in the "Summary Compensation Table," are set forth in the table below. To the extent those previously-awarded RSUs have become vested but remain unsettled, the value associated with those RSUs as of December 31, 2020 (calculated as described in footnote (4) above) is reported in the "Aggregate Balance at Last Fiscal Year End" column above. The grant date fair value of RSUs awarded in 2020 is reported in the "Stock Awards" column of the "Summary Compensation Table."

	McReynolds	Thorne
2016 RSU Grant Date Fair Value	$ 461,241	$ 217,420
2017 RSU Grant Date Fair Value	480,546	226,520
2018 RSU Grant Date Fair Value	726,002	338,504
2019 RSU Grant Date Fair Value	748,773	373,005
Total	$ 2,416,562	$ 1,155,449

Potential Payments upon Termination or Change in Control

The Company does not have any employment contracts or severance arrangements with any Named Executive Officer that provide for payments in connection with a termination of employment or a change in control, other than the applicable termination provisions contained within the various arrangements discussed elsewhere in this Proxy Statement.

The termination and change in control provisions existing as of December 31, 2020, are described and quantified below. All payments are assumed to be made in accordance with the six-month delay for key employees as required by Section 409A of the IRC, where applicable.

Potential Payments upon Termination

Regardless of the manner in which a Named Executive Officer's employment with the Company terminates, the officer is entitled to receive compensation and other benefits earned during the term of his or her employment, including the following:

- Accrued vacation (see the table on page 48 for values);
- Amounts earned but not yet paid under the annual incentive plan ("AIP") and cash long-term incentive compensation plan ("C-LTIP") (see the "Summary Compensation Table" section for amounts earned in 2020);
- DSA benefit earned as of the DSA freeze date, paid monthly over 120 months (see the "2020 Pension Benefits" table for present value as of December 31, 2020, and more information regarding DSAs); and
- SBP benefit earned as of the SBP freeze date, distributed as a lump sum (see "2020 Pension Benefits" for values).

Potential Payments upon Early Retirement

In the event a Named Executive Officer terminates and is eligible for early retirement, the officer will be entitled to the following, in addition to the items identified in "Potential Payments upon Termination." Early retirement is generally defined as termination of employment after reaching at least age 55 with 10 years of service, but before age 65.

- Vesting and settlement of a pro rata number of RSUs based on the number of whole months elapsed since the award date if there has elapsed a minimum of 12 months since the award date (see "2020 Non-Qualified Deferred Compensation" table for values related to our early retirement-eligible Named Executive Officers); remaining unvested RSUs are forfeited;
- Executive medical coverage, with the retired officer responsible for paying a monthly premium amount equal to the then-current COBRA rate until age 60. All retirees are responsible for paying a premium equivalent to $250 per individual covered, up to a maximum of $500, from age 60 to 65, and a reduced monthly premium after age 65 (see the table on page 48 for coverage values); and
- A pro rata benefit under the C-LTIP and under the AIP based on the base salary received while a participant in the applicable measurement period (or grant value for C-LTIP awards starting in 2020) and actual performance results for the full performance period, if he or she has completed a minimum of (a) 12 months of the measurement period under the C-LTIP, and (b) 90 days of the measurement period under the AIP, respectively. Any pro rata payment earned will not be paid until the end of the measurement period for the plan. (See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" for additional information on AIP awards and C-LTIP awards).

Potential Payments upon Normal Retirement, Death or Disability

In the event of a Named Executive Officer's termination due to his or her normal retirement, death or disability, the officer will be entitled to the following, in addition to the items identified in "Potential Payments upon Termination." Under the Company's plans, normal retirement is generally defined as termination of employment on or after attaining age 65, and disability is generally determined to have occurred if the participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last for a continuous period of not less than 12 months.

- Full vesting and settlement of all RSUs (see the table on page 48 for values of RSUs related to accelerated vesting);
- Executive medical coverage, with the retired officer (or his or her eligible dependents) responsible for paying a reduced monthly premium after age 65 (see table on page 48 for values); and
- A pro rata benefit under the C-LTIP and under the AIP based on the base salary received while a participant in the applicable measurement period (or grant value for C-LTIP awards starting in 2020) and actual performance results for the full performance period, if he or she has completed a minimum of (a) 12 months of the measurement period under the C-LTIP, and (b) 90 days of the measurement period under the AIP, respectively. Any pro rata payment earned will not be paid until the end of the measurement period for the plan. (See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" for additional information on AIP awards and C-LTIP awards).

Potential Payments upon Termination After a Change in Control

Subject to the terms of the 2012 Change in Control Plan, in the event of a change in control of the Company, if termination of a Named Executive Officer occurs within 24 months of the change in control for "Good Reason" or without "Cause" (as such terms are defined in the 2012 Change in Control Plan), the Named Executive Officer will be entitled to the following, in addition to the items identified in "Potential Payments upon Termination":

- RSUs become fully vested as of the termination date and will be distributed as soon as administratively possible (see the table on page 48 for RSU values related to accelerated vesting);

- For annual awards that have not yet reached the end of the measurement period, a prorated benefit under the AIP based on the number of whole months completed during the applicable measurement period through the termination date;

- Under the DSA, if termination of the Named Executive Officer occurs within 36 months of the change in control for benefits accrued and vested prior to 2005 and within 24 months of the change in control for benefits accrued and vested after 2004, the officer becomes 100% vested in the DSA benefit and the benefit is distributed as a lump sum (see table on page 48 for the value);

- For C-LTIP awards that have not yet reached the end of the measurement period, a prorated benefit under the plan based on the number of whole months completed during the applicable measurement period through the termination date; amounts payable pursuant to such awards are computed and paid in the normal course of business and pursuant to the terms of the applicable plan after the end of the measurement period;

- A lump sum cash payment equal to 24 months of the then-current COBRA rate to elect continuation of coverage under the medical and dental plans of the Company for the coverage in effect for the officer immediately prior to the date of termination ("Medical Premiums"); and

- A lump sum cash payment equal to either (A) with respect to Ms. McReynolds, two times her base salary in effect on the date of termination plus two times her average annual cash incentive earned during the three years prior to the year in which the date of termination occurs, or (B) for the other Named Executive Officers, one times the executive's base salary in effect on the date of termination plus one times his average annual cash incentive earned during the three years prior to the year in which the date of termination occurs ("Cash Severance").

"Change in Control" under the Company's plans is generally defined as the earliest date on which any of the following events shall occur:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of the Company's common stock or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions will not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (D) any acquisition by any corporation pursuant to a transaction that constitutes a Merger of Equals as defined in subsection (iii) below.

(ii) In any 12-month period, the individuals who, as of the beginning of the 12-month period, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date of the applicable agreement whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors.

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries (each, a "Business Combination"), in each case, unless such Business Combination constitutes a Merger of Equals. A Business Combination will constitute a "Merger of Equals" if, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners, respectively, of the outstanding shares of the Company's common stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) (the "Resulting Corporation") in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the outstanding shares of the Company's common stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding the Resulting Corporation and its affiliates or any employee benefit plan (or related trust) of the Resulting Corporation and its affiliates) beneficially owns, directly or indirectly, 35% or more of, respectively, the then-outstanding shares of common stock of the Resulting Corporation or the combined voting power of the then-outstanding voting securities of the Resulting Corporation except to the extent that such ownership existed with respect to the Company prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the Resulting Corporation (the "Resulting Board") were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Business Combination.

(iv) The sale or other disposition of all or substantially all of the assets of the Company to any Person, other than a transfer to (A) any corporation or other Person of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Company or (B) any corporation pursuant to a transaction that constitutes a Merger of Equals as defined in subsection (iii) above.

(v) A complete liquidation or dissolution of the Company.

"Good Reason" under the Company's arrangements is generally defined as (i) any material and adverse reduction in the Named Executive Officer's title, duties or responsibilities; (ii) a material reduction in the Named Executive Officer's base salary or employee benefits (including reducing the Named Executive Officer's level of participation or award opportunity in the Company's incentive compensation plans); or (iii) a relocation of the Named Executive Officer's principal place of employment by more than 50 miles without the prior consent of the Named Executive Officer.

"Cause" under the Company's arrangements is generally defined as the Named Executive Officer's (i) gross misconduct or fraud in the performance of a Named Executive Officer's duties to the Company or any subsidiary; (ii) conviction or guilty plea or plea of no contest with respect to any felony or act of moral turpitude; (iii) engaging in any material act of theft or material misappropriation of Company or any third party's property; or (iv) material breach of the Company's Code of Conduct as such code may be revised from time to time.

The 2012 Change in Control Plan provides that, unless outstanding equity awards are assumed by the successor and/or replaced by the successor with substitute awards of approximately equal value, in the event any equity awards are outstanding immediately prior to a change in control, such awards will become fully vested, settled and paid upon the occurrence of a change in control (with any outstanding performance-based awards being vested, settled and paid at the maximum level). If the equity awards are replaced by the successor company and the Named Executive Officer is terminated within 24 months of the change in control, he or she shall become vested as of the termination date in any unvested equity awards.

If amounts payable to a Named Executive Officer under the 2012 Change in Control Plan (or pursuant to any other arrangement or agreement with the Company) exceed the amount allowed under section 280G of the IRC and would be subject to the excise tax imposed by section 4999 of the IRC, then, prior to the making of any payments to a Named Executive Officer, the 2012 Change in Control Plan provides that a best-net calculation will be made comparing (i) the before income tax net benefit to the Named Executive Officer of the payments after payment of the excise tax to (ii) the before income tax net benefit to the Named Executive Officer if the payments are reduced to the extent necessary to avoid being subject to the excise tax (the "Best Net Calculation"). If the amount calculated under (i) is less than the amount calculated under (ii) in the preceding sentence, then the payments will be reduced to the extent necessary to avoid being subject to the excise tax.

Restrictive Covenants; Clawback

Under the DSA, no unpaid benefit will be paid if the Named Executive Officer is discharged for wrongful conduct injurious to the Company, if the Named Executive Officer discloses confidential information relating to the Company or if the Named Executive Officer becomes employed by or renders service to any competitor of the Company. Under the C-LTIP and RSU award agreements, if the Compensation Committee determines that the recipient has committed an "Act of Misconduct," as defined in the ArcBest Corporation Ownership Incentive Plan, the Committee may suspend the recipient's rights to vest in any RSU or C-LTIP awards outstanding and may provide that the recipient will forfeit any vested but unpaid awards. The Executive Medical Policy provides that coverage will be forfeited if the Named Executive Officer becomes an employee, consultant or director of, or has an ownership interest in, any competitor of the Company. Under the 2012 Change in Control Plan, the Named Executive Officer is prohibited from solicitation of customers, clients and employees of the Company for a 12-month period following the termination and will not, without prior written consent from the Company, communicate or divulge any confidential information, knowledge or data to anyone at any time or the Committee may reduce or offset the benefits under the plan.

The Company also has a policy for the "clawback" of any bonus or incentive compensation awarded to any officer, including a Named Executive Officer, in the event of: (i) a material restatement of the Company's financial statements due to non-compliance with any financial reporting requirement under applicable securities laws, regardless of the existence of misconduct or fault; (ii) an overpayment as the result of an error, including errors in determination of performance metric results or in the calculation of an officer's covered compensation; or (iii) an Act of Misconduct (as such term is defined in the clawback policy) was committed by the officer. Under the terms of the policy, the Board may require reimbursement of any bonus or incentive compensation awarded and cancel unvested RSU awards previously granted to the Named Executive Officer under certain scenarios, which are described in "Compensation Discussion & Analysis" in this Proxy Statement.

An "Act of Misconduct" has been committed under the Company's arrangements if the Committee, the Chief Executive Officer, or any other person designated by the Committee determines a Named Executive Officer has committed an act of embezzlement, fraud, dishonesty, nonpayment of any obligation owed to the Company or any subsidiary, breach of fiduciary duty, violation of Company ethics policy or Code of Conduct, deliberate disregard of Company or subsidiary policies, or if a participant makes an unauthorized disclosure of any Company or subsidiary trade secret or confidential information, solicits any employee or service provider to leave the employ or cease providing services to the Company or any subsidiary, breaches any intellectual property or assignment of inventions covenant, engages in any conduct constituting unfair competition, breaches any non-competition agreement, induces any Company or subsidiary customer to breach a contract with the Company or any subsidiary or to cease doing business with the Company or any subsidiary or induces any principal for whom the Company or any subsidiary acts as agent to terminate such agency relationship.

Quantification of Potential Payments upon Termination or Change in Control

The following table reflects compensation potentially payable to each Named Executive Officer under various employment termination and other scenarios based on the arrangements existing as of December 31, 2020. The amounts shown in the following table assume that a change in control occurred and/or

each Named Executive Officer terminated employment with the Company effective December 31, 2020, and estimate the value that could be realized by each Named Executive Officer as a result of each specified triggering event; however, the amounts shown below do not take into account any Best Net Calculation and resulting reduction that may occur pursuant to the provisions of the 2012 Change in Control Plan. None of the Named Executive Officers are eligible for normal retirement; therefore, no data is shown for that scenario. Mr. Thorne and Ms. McReynolds are eligible for early retirement. None of the other Named Executive Officers are eligible for early retirement.

See "2020 Pension Benefits" for benefits payable under the SBP and DSA. Benefits payable with respect to previously vested RSUs are quantified in the "2020 Non-Qualified Deferred Compensation" table.

Name	Benefit	General Termination ($)	Early Retirement ($)	Death ($)	Disability ($)	Termination Without Cause or Resignation for Good Reason After Change in Control ($)
Judy R. McReynolds	RSUs[1]	N/A	–	3,177,208	3,177,208	3,177,208
	Executive Medical[2]	N/A	879,363	492,947	879,363	–
	Accrued Vacation[3]	N/A	76,923	76,923	76,923	76,923
	DSA	N/A	–	–	–	442,576
	C-LTIP[5]	N/A	1,765,311	1,765,311	1,765,311	1,322,735
	Annual Incentive Plan[6]	N/A	1,582,400	1,582,400	1,582,400	1,582,400
	Cash Severance[7]	N/A	–	–	–	4,069,653
	Medical Premiums[8]	N/A	–	–	–	33,144
	Total[9]	N/A	$ 4,303,997	$ 7,094,789	$ 7,481,205	$ 10,704,639
Timothy D. Thorne	RSUs[1]	N/A	–	1,504,075	1,504,075	1,504,075
	Executive Medical[2]	N/A	879,363	492,947	879,363	–
	Accrued Vacation[3]	N/A	45,041	45,041	45,041	45,041
	C-LTIP[5]	N/A	826,866	826,866	826,866	826,866
	Annual Incentive Plan[6]	N/A	648,581	648,581	648,581	648,581
	Cash Severance[7]	N/A	–	–	–	988,406
	Medical Premiums[8]	N/A	–	–	–	33,144
	Total[9]	N/A	$ 2,399,851	$ 3,517,510	$ 3,903,926	$ 4,046,113
David R. Cobb	RSUs[1]	–	N/A	2,376,719	2,376,719	2,376,719
	Executive Medical[2]	–	N/A	520,775	925,885	–
	Accrued Vacation[3]	33,115	N/A	33,115	33,115	33,115
	C-LTIP[5]	364,407	N/A	685,372	685,372	685,372
	Annual Incentive Plan[6]	596,070	N/A	596,070	596,070	596,070
	Cash Severance[7]	–	N/A	–	–	893,968
	Medical Premiums[8]	–	N/A	–	–	44,448
	Total[9]	$ 993,592	N/A	$ 4,212,051	$ 4,617,161	$ 4,629,692

Name	Benefit	General Termination ($)	Early Retirement ($)	Death ($)	Disability ($)	Termination Without Cause or Resignation for Good Reason After Change in Control ($)
Michael E. Newcity	RSUs[1]	–	N/A	2,159,102	2,159,102	2,159,102
	Executive Medical[2]	–	N/A	520,775	965,083	–
	Accrued Vacation[3]	37,649	N/A	37,649	37,649	37,649
	C-LTIP[5]	305,256	N/A	567,619	567,619	567,619
	Annual Incentive Plan[6]	503,416	N/A	503,416	503,416	503,416
	Cash Severance[7]	–	N/A	–	–	797,118
	Medical Premiums[8]	–	N/A	–	–	44,448
	Total[9]	$ 846,321	N/A	$ 3,788,561	$ 4,232,869	$ 4,109,352
James A. Ingram	RSUs[1]	–	N/A	2,248,709	2,248,709	2,248,709
	Executive Medical[2]	–	N/A	526,884	953,831	–
	Accrued Vacation[3]	36,861	N/A	36,861	36,861	36,861
	C-LTIP[5]	310,209	N/A	577,023	577,023	577,023
	Annual Incentive Plan[6]	492,873	N/A	492,873	492,873	492,873
	Cash Severance[7]	–	N/A	–	–	780,741
	Medical Premiums[8]	–	N/A	–	–	44,448
	Total[9]	$ 839,943	N/A	$ 3,882,350	$ 4,309,297	$ 4,180,655

(1) The RSU value is calculated using a per share price of $42.67, which is the closing market price of the Common Stock on December 31, 2020, multiplied by the number of the Named Executive Officer's RSUs vesting as a result of the applicable triggering event. Benefits payable with respect to previously vested outstanding RSUs are quantified in the "2020 Non-Qualified Deferred Compensation" table.

(2) The executive medical value is based on the accumulated benefit obligation for the Named Executive Officer as of December 31, 2020, using the same assumptions as used by the Company for financial reporting purposes except that the values above are based on the Named Executive Officer's actual age at December 31, 2020, for the applicable triggering events. The values shown for executive medical coverage in the event of the Named Executive Officer's death reflect the value of health coverage for the Named Executive Officer's surviving spouse.

(3) The accrued vacation value is based on the Named Executive Officer's actual earned weeks of vacation and base salary rate as of December 31, 2020.

(4) The DSA value is equal to the accelerated benefit value as a result of the applicable triggering event. This value is based on the difference in the present value of the 120 monthly payments assuming the applicable triggering event occurred on December 31, 2020, less the present value of the actual DSA benefit accrued as of December 31, 2020. An interest rate of 6.22% was used to value the lump-sum payment upon a change in control as provided under the terms of the DSA. See "2020 Pension Benefits" for the present value of currently vested DSA benefits.

(5) The C-LTIP value is the pro rata benefit accrued under the 2018-2020, 2019-2021, and 2020-2022 cash long-term incentive compensation plans, calculated based on performance as of December 31, 2020. Amounts shown in the "General Termination" column represents amounts fully earned but unpaid as of December 31, 2020. For C-LTIP participants with a frozen DSA, the C-LTIP change in control value is equal to the C-LTIP change in control value in excess of the DSA change in control value, if any.

(6) The AIP is equal to the annual incentive amount paid to each Named Executive Officer for 2020 since all such amounts were earned as of December 31, 2020 (reported in the "Summary Compensation Table").

(7) The cash severance payment value is a lump sum cash payment equal to (A) with respect to Ms. McReynolds, two times her base salary in effect on the date of termination plus two times her average annual cash incentive earned during the three years prior to the year in which the date of termination occurs, or (B) for the remaining Named Executive Officers, one times the executive's base salary in effect on the date of termination plus one times his average annual cash incentive earned during the three years prior to the year in which the date of termination occurs, as provided under the terms of the 2012 Change in Control Plan. See "Potential Payments upon Termination after a Change in Control" for additional information.

(8) The medical premium is a lump sum payment equal to 24 months of the COBRA premium in effect as of December 31, 2020, to elect continuation of coverage under the medical and dental plans of the Company for the coverage in effect for the officer and his or her eligible dependents immediately prior to the date of termination. See "Potential Payments upon Termination after a Change in Control" for additional information.

(9) Totals represent aggregate amounts reflected in the table payable upon each termination or change in control event as indicated above. These totals do not include benefits that are currently vested and payable under the DSA or SBP (each reported in "2020 Pension Benefits") or with respect to previously vested outstanding RSU awards (reported in the "2020 Non-Qualified Deferred Compensation" table), except to the extent a change in control or other triggering event creates an additional benefit above what was reported in either table.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Ms. McReynolds, our CEO.

For 2020, our last completed fiscal year:

- The total annual compensation of our median employee was $90,310.40; and

- The total annual compensation of Ms. McReynolds, as reported in the Summary Compensation Table in this Proxy Statement, was $4,174,608.

- Based on this information, for 2020 the ratio of the total annual compensation of Ms. McReynolds to the median employee total annual compensation was reasonably estimated to be 46.23 to 1.

Methodology used to identify our median employee for fiscal year 2020:

- October 1, 2020 was the date used to determine our employee population, which includes full-time and part-time employees. We do not have any seasonal or temporary employees. As of that date, our employee population was 12,686 and consisted of individuals working at our parent company and our subsidiaries in the United States, including Puerto Rico, but excluding the Company's Canadian population. SEC rules allow foreign employees to be excluded if those employees account for 5% or less of the total employees. Therefore, the Company's entire Canadian population (64 employees) was excluded from the employee population.

- To find the median employee of our employee population (other than Ms. McReynolds), we used a consistently applied compensation measure comparing the amount of salary or wages, bonus, vacation pay, sick pay, jury duty pay, bereavement pay, short-term disability, holiday pay and overtime prior to any deductions (total annual compensation) paid in 2020 as reflected in our payroll records as of October 1, 2020. Since equity awards are not widely distributed to our employees, we did not include equity awards in the compensation measure.

Certain Transactions and Relationships

Item 404 of Regulation S-K of the Securities Act of 1933, as amended, requires that the Company disclose certain "related party transactions" with the Company's Directors and executive officers, among others. For information regarding the Company's policies and procedures for review, approval and ratification of such related party transactions, see the Audit Committee section under "Governance of the Company."

Steven L. Spinner, who joined the Board in July 2011, is President and Chief Executive Officer and Chairman of the Board of United Natural Foods, Inc. ("UNFI"). In 2020 and 2021 (through the March 1 record date), UNFI made ordinary course of business payments to one or more ArcBest subsidiaries for transportation and other services in the aggregate amount of $2,759,870.

Kathleen D. McElligott, who has been on the Board since July 2015, served as Executive Vice President, Chief Information Officer and Chief Technology Officer of McKesson during 2020, until her retirement on February 4, 2020. In January 2020 through February 3, 2020, McKesson made ordinary course of business payments to one or more ArcBest subsidiaries for freight services in the aggregate amount of $270,621.

The Company has entered into indemnification agreements with the members of its Board. Under these agreements, the Company is obligated to indemnify its Directors to the fullest extent permitted under the Delaware General Corporation Law for expenses, including attorneys' fees, judgments and settlement amounts incurred by them in any action or proceeding arising out of their services as a Director. The Company believes that these agreements are helpful in attracting and retaining qualified Directors. The Company's Restated Certificate of Incorporation, as amended, and the bylaws also provide for indemnification of the Company's officers and Directors to the fullest extent permitted by the Delaware General Corporation Law.

Delinquent Section 16(a) Reports

The Company's executive officers, Directors and persons who own more than 10% of a registered class of the Company's equity securities are required by Section 16(a) of the Exchange Act to file reports of ownership and changes of ownership with the SEC. The SEC's rules require such persons to furnish the Company with copies of all Section 16(a) reports that are filed on their behalf. Based on a review of the reports submitted by the Company, the Company believes that the applicable Section 16(a) reporting requirements were complied with for all transactions which occurred in 2020, except, due to inadvertent oversights, as follows: Mr. Eliasson, Director, and

Mr. Steven Leonard, chief sales and customer engagement officer, each filed a late Form 4 to report transactions that took place on February 6, 2020, and February 11, 2020, respectively; and Mr. Cobb, chief financial officer, filed a late Form 5 to report gift transactions that occurred in 2018 and 2019, which resulted in indirect ownership of certain shares previously reported as directly held by Mr. Cobb.

The Company has not received any information from 10% stockholders indicating that they have not complied with filing requirements.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board recommends a vote "FOR" Proposal II.

In accordance with Section 14A of the Exchange Act, the Company is providing its stockholders with the opportunity to cast a non-binding advisory vote on a resolution to approve the compensation of the Company's Named Executive Officers (the "Say on Pay Vote"). At the 2011 and 2017 Annual Meetings, stockholders voted in favor of the Board's recommendation to hold a Say on Pay Vote on an annual basis, and since the 2011 Annual Meeting, the Company has held annual non-binding Say on Pay Votes.

The non-binding Say on Pay Vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. To that end, the Board has submitted the following resolution to be voted on by our stockholders at the 2021 Annual Meeting:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in the Proxy Statement for ArcBest Corporation's 2021 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion & Analysis, the Summary Compensation Table and the other related tables and narrative disclosure.

The Board recognizes that executive compensation is an important matter for our stockholders. As described in detail in the "Compensation Discussion & Analysis" section of this Proxy Statement, the Compensation Committee is responsible for establishing, implementing and monitoring adherence with our executive compensation policy.

As you consider this Proposal II, we encourage you to carefully review the "Compensation Discussion & Analysis" section and executive compensation tables of this Proxy Statement for a detailed discussion of our executive compensation program, including the more detailed information about our compensation philosophy and objectives and the past compensation of the Named Executive Officers.

As an advisory vote, Proposal II is not binding on the Board or the Compensation Committee, will not overrule any decisions made by the Board or the Compensation Committee, and will not require the Board or the Compensation Committee to take any action. Although the vote is non-binding, the Board and the Compensation Committee value the opinions of our stockholders and intend to consider the outcome of the vote when making future compensation decisions for executive officers. In particular, to the extent there is any significant vote against the Named Executive Officers' compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are appropriate in the future to address those concerns.

The Board recommends that stockholders vote "FOR" the approval of the compensation of the Named Executive Officers, as disclosed in this Proxy Statement.

APPROVAL OF THE SECOND AMENDMENT TO THE AMENDED AND RESTATED OWNERSHIP INCENTIVE PLAN

The Board recommends a vote "FOR" Proposal III.

Our Board of Directors believes that equity-based awards play an important role in the Company's success by motivating and engaging our executives, employees and non-employee directors and allowing them to participate in shareholder value creation through their ownership interest in the Company. On February 22, 2021, the Board, upon the recommendation of the Compensation Committee, approved the Second Amendment to the Amended and Restated ArcBest Corporation Ownership Incentive Plan (the "Amended and Restated Plan"), and is seeking shareholder approval of the Second Amendment to the Amended and Restated Plan. The Second Amendment, if approved by shareholders, will become effective immediately and will replace the First Amendment to the Amended and Restated ArcBest Corporation Ownership Incentive Plan.

Background and Purpose of the Proposal

The Company's Board of Directors originally adopted the ArcBest Corporation 2005 Ownership Incentive Plan (the "2005 Plan") on February 24, 2005, and the Company's stockholders originally approved the 2005 Plan on April 20, 2005. At the 2010 Annual Meeting of Stockholders, stockholders approved the First Amendment to the 2005 Plan, which was approved by our Board on February 18, 2010, to increase the number of shares of common stock that the Company may issue under the Plan by 700,000 shares, from 1,500,000 shares to 2,200,000 shares. At the 2014 Annual Meeting of Stockholders, stockholders approved the Second Amendment to the 2005 Plan, which was approved by our Board on February 24, 2014, to increase the number of shares of common stock that the Company may issue under the Plan by 900,000 shares, from 2,200,000 shares to 3,100,000 shares. At the 2018 Annual Meeting of Stockholders, stockholders approved the Fourth Amendment to the 2005 Plan, which was approved by our Board on February 22, 2018, to increase the number of shares of common stock that the Company may issue under the Plan by 250,000 shares,

from 3,100,000 shares to 3,350,000 shares. At the 2019 Annual Meeting of Stockholders, stockholders approved the Amended and Restated Plan, effective February 29, 2019, increasing the number of shares under the plan by 625,000 to 3,975,000 total shares. At the 2020 Annual Meeting of Stockholders, stockholders approved the First Amendment to the Amended and Restated Plan, which was approved by the Board on February 21, 2020, to increase the number of shares of common stock that the Company may issue under the Amended and Restated Plan by 299,500 shares, from 3,975,000 to 4,274,500. At the 2021 Annual Meeting, stockholders will be asked to approve the Second Amendment to the Amended and Restated Plan. The Second Amendment to the Amended and Restated Plan increases the number of shares available for issuance under the Amended and Restated Plan by 600,000 shares (from 4,274,500 to 4,874,500). If this Proposal III is approved, we will also register the additional shares on a Form S-8 Registration Statement.

Summary of and Rationale for the Second Amendment to the Amended and Restated Plan

The Second Amendment to the Amended and Restated Plan seeks an increase to the authorized number of shares that the Company may issue under the Amended and Restated Plan. We are seeking shareholder approval to increase the number of shares of common stock that the Company may issue under the Amended and Restated Plan by 600,000 shares, from 4,274,500

shares to 4,874,500 shares, which we believe will enable us to support the long-term growth of our business. Of the 4,274,500 shares currently authorized for issuance under the Amended and Restated Plan, a total of 2,118,024 shares have been issued as of February 22, 2021 upon the lapse of restrictions on grants of restricted stock or upon the settlement of restricted stock units. As of February 22, 2021, under the Amended and Restated Plan, a total of 1,829,049 shares remained subject to unsettled restricted stock units. No other equity awards are outstanding under the Amended and Restated Plan as of such date. As of February 22, 2021, no shares remained subject to outstanding stock options under the Amended and Restated Plan. The Amended and Restated Plan is the only equity compensation plan currently maintained by the Company.

Equity-based compensation allows us to attract, retain and motivate the talent necessary for the successful execution of our strategic plan. Our thoughtful and responsible use of equity plays a significant role in our continued ability to attract and engage top-tier talent. Shareholder approval of the Second Amendment to the Amended and Restated Plan will enable us to continue our practice of granting equity awards to a relatively broad base of employees, who in turn are responsible for executing on our strategic plan. We believe that the hard work, creativity, and character of our people have been significant contributing factors to our recent success and our strong performance in 2020 amidst a challenging environment.

Our ability to award equity to a broad base of employees has enabled us to build a world-class team in a highly competitive market for talent. The Amended and Restated Plan is a broad-based plan under which the Company grants awards to its officers, non-employee directors, key management employees of exceptional abilities and other current and prospective employees. The market for talent in the logistics industry is highly competitive, and our ability to recruit high-caliber talent is dependent upon our ability to offer attractive compensation, of which equity is a key component. Equity awards enable us to remain competitive in the marketplace, which in turn allows us to assemble a team that can help deliver value for our shareholders. In 2020, we granted equity awards to approximately 130 individuals within the Company in roles of department director and above.

We believe that equity is a valuable tool for retaining employees and fostering a long-term perspective, so we use longer vesting periods than is typical for most public companies for many of our awards. Between 2007 and 2018, RSU awards cliff-vested over an extended period of five years, which is significantly longer than the three-year period that is more typically used by public companies. Cognizant that this extended vesting period resulted in a large number of granted-but-unvested equity awards, which may affect certain dilution calculations, we adjusted the RSUs to vest over a four-year period in 2018. We continue to believe that this longer vesting horizon helps us to retain talent, and we strongly believe that the accumulated knowledge and experience of our senior leaders has been an important factor in our recent success.

Equity-based compensation aligns the interests of our employees with those of shareholders. Equity compensation represents a significant portion of the total compensation for our key executives. As a result, our executives have a significant personal investment in ArcBest, and we believe that alignment helps ensure that the Company delivers shareholder value over the long-term.

We have a robust share repurchase program which we believe has delivered significant value to our shareholders, but may impact traditional burn rate and dilution calculations. In January 2021, the Company announced the extension of its share repurchase program that authorized a total of $50.0 million available for purchases of ArcBest's Common Stock. This increased the balance from the $6.6 million remaining from the extension that was authorized in 2015. We have consistently repurchased shares each year since then. Traditional dilution and burn rate calculations do not take into account how equity grants are offset through repurchases because they fail to adjust the number of shares granted — only the number of shares outstanding. The principal purposes of the share repurchase program are to offset dilution from stock issuances under the Company's equity incentive plans and enhance long-term shareholder value.

Without sufficient shares to grant to our employees, we would be forced to rely on alternative forms of compensation. Equity is a central component of compensation for many of our employees and plays a critical role of incentivizing performance over a longer term and encouraging retention. Insufficient equity awards may require us to rebalance the compensation mix of some of our key executives to award more compensation in the form of cash, which we believe may be more prudently allocated towards returning capital to shareholders through continued dividend payments or reinvested in our business to support future growth.

The Amended and Restated Plan continues to incorporate many responsible equity compensation plan features:

- No "evergreen" provision which automatically increases the share reserve on an annual basis;
- Repricing of stock options is prohibited under the plan;
- Awards granted under our Amended and Restated Plan are subject to our robust "clawback" policy, which allows the Company to recoup bonus or incentive compensation awards in certain circumstances (as described in further detail on page 47);
- Reload options are prohibited under the plan; and
- No dividend payments are permitted on unvested equity awards.

Our Compensation Committee carefully monitors our equity compensation plan. While the Committee recognizes the significant motivational and performance benefits that are achieved from making such awards, it is also cognizant of the potential dilutive effects. The Committee monitors our burn rate and total dilution and seeks to limit the number of equity awards granted to that which is necessary to attract, retain and motivate our officers, employees and non-employee directors.

The following table provides information regarding the Company's unadjusted annual burn rate and dilution for the past three years. On February 22, 2021, the closing price of the Company's common stock was $56.46 per share.

Burn Rate and Dilution

As of and for the year-ended December 31	3-Year Average[1]	2020	2019	2018
Dilution[2]	8.7%	9.5%	9.3%	7.3%
Burn Rate[3]	1.6%	2.3%	1.5%	0.9%
Share Price at Grant Date	$ 31.65	$ 20.34	$ 28.85	$ 45.75

(1)   3-Year Average is a simple average of the values for the years 2020, 2019 and 2018.
(2)   Dilution is calculated as: (shares available for grant under our equity plans + shares subject to outstanding equity awards) / (average diluted shares outstanding).
(3)   Burn Rate is calculated as: (equity awards granted / average common shares outstanding).

Consequences of Failing to Approve the Proposal

Failure of the Company's stockholders to approve this proposal will not affect the rights of existing award holders under the Amended and Restated Plan or under any previously granted awards under the Amended and Restated Plan; however, the Company may be required to reevaluate its compensation structure since adequate shares may not be available for grant in the future.

Summary of the Amended and Restated Plan

The following summary of the Amended and Restated Plan does not purport to be a complete description of all provisions of the Amended and Restated Plan and should be read in conjunction with, and is qualified in its entirety by reference to, the complete text of the Amended and Restated Plan, which was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on May 6, 2019. The Amended and Restated Plan gives the Compensation Committee the ability to award stock options, stock appreciation rights ("SARs"), restricted stock ("Restricted Stock Awards"), restricted stock units ("Restricted Stock Units") and performance award units, with vesting and other award provisions that provide effective incentives to Company employees and non-employee directors and alignment of stockholder, management and director interests. Unless earlier terminated by action of the Company's Board of Directors, the Amended and Restated Plan will terminate on February 22, 2029. Awards granted prior to the termination date of the Amended and Restated Plan will continue to be effective in accordance with their terms and conditions.

Persons Who May Participate

Any member of the Board of Directors, who is not a current employee of the Company or one of its subsidiaries, and any current or prospective officer or employee of the Company and its subsidiaries, is eligible to receive an award under the Amended and Restated Plan. Only individuals who are employees of the Company or one of its corporate subsidiaries are eligible to receive Incentive Options (defined below). The Compensation Committee determines in its discretion which eligible persons will receive awards under the Amended and Restated Plan. As of February 22, 2021, approximately 130 employees and 8 non-employee directors were eligible to participate in the Amended and Restated Plan.

Shares Subject to the Amended and Restated Plan

Subject to stockholder approval of the Second Amendment to the Amended and Restated Plan and the adjustments described below, the total aggregate number of shares of the Company's common stock that may be subject to awards under the Amended and Restated Plan, since the inception of the Plan, is 4,874,500. The shares issued pursuant to awards under the Amended and Restated Plan may be authorized and unissued shares or shares that the Company reacquired, including shares purchased in the open market. The number of shares considered issued under the Amended and Restated Plan equals the number of shares actually issued upon exercise or settlement of an award. Shares under the Amended and Restated Plan that (i) were subject to awards that were canceled, forfeited or settled in cash (rather than shares), or (ii) are delivered or deemed delivered to the Company in payment or satisfaction of the purchase price, exercise price or tax withholding obligation resulting from an award will be deemed returned to the pool of shares reserved for issuance under the Amended and Restated Plan and will be available for issuance pursuant to additional awards granted under the Amended and Restated Plan. Pursuant to the Amended and Restated Plan, (a) shares delivered or deemed delivered to the Company in payment of any exercise or purchase price of an Option or SAR or taxes relating to an Option or SAR, (b) shares that were subject to an Option or a SAR but were not issued or delivered as a result of the net settlement or net exercise of such Option or SAR and (c) shares repurchased on the open market with the proceeds of an Option's exercise price, are not, in each case, available for issuance pursuant to additional awards granted under the Amended and Restated Plan. In addition, the grant date fair value (as determined by the Company) of any equity award granted to any non-employee director in any calendar year cannot exceed $600,000 less the amount of cash compensation payable to the director for the calendar year such award is granted.

Administration

The Amended and Restated Plan will be administered by the Compensation Committee of the Board of Directors or another committee of two or more directors established by the Board of Directors from time to time. Under Nasdaq rules, members of the Compensation Committee are required to satisfy Nasdaq's standards for independence, subject to certain narrow exceptions. The Compensation Committee may delegate various functions to subcommittees or certain officers of the Company. Subject to the provisions of the Amended and Restated Plan, the Compensation Committee has the power to: (i) prescribe, amend and rescind rules and regulations relating to the Amended and Restated Plan and to define terms not otherwise defined therein; (ii) determine which persons are eligible to participate and to receive awards under the Amended and Restated Plan and the timing of any such awards; (iii) grant awards to participants and determine the terms and conditions thereof, including the number of shares subject to awards and the exercise or purchase price of such shares and the circumstances under which awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including a change in control), or other factors; (iv) establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any award; (v) prescribe and amend the terms of the agreements or other documents evidencing awards made under the Amended and Restated Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by participants under the Amended and Restated Plan; (vi) determine whether, and the extent to which, adjustments are required as a result of any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, or dividend (other than regular, quarterly cash dividends); (vii) interpret and construe the Amended and Restated Plan, any rules and regulations under the Amended and Restated Plan and the terms and conditions of any award granted thereunder, and to make exceptions to any such provisions in good faith and for the benefit of the Company; and (viii) make all other determinations deemed necessary or advisable for the administration of the Amended and Restated Plan.

Awards under the Amended and Restated Plan

Stock Options

Options granted under the Amended and Restated Plan may be either incentive stock options qualifying under Section 422 of the IRC ("Incentive Option") or options which are not intended to qualify as incentive stock options ("Nonstatutory Option"). Under the terms of the Amended and Restated Plan, the exercise price for stock options must be equal to or greater than the fair market value of the Company's common stock on the date of grant (and, in the case of an Incentive Option granted to a participant who owns stock representing more than 10% of the combined voting power of all classes of stock of the Company, must be equal to or greater than 110% of the fair market value of the Company's common stock on the date of grant). Stock options granted under the terms of the Amended and Restated Plan will not become exercisable earlier than one year from the date of grant (except upon a change in control or termination of employment due to death, disability or retirement), and options may be for a term of no more than 10 years (five years, in the case of an Incentive Option granted to a participant owning more than 10% of the Company's voting power). Otherwise, the Compensation Committee has discretion to determine the number of shares subject to an option (subject to the Amended and Restated Plan's stated limits), the vesting, expiration and forfeiture provisions for options, the restrictions on transferability of an option, and any other terms and conditions otherwise consistent with the Amended and Restated Plan. The exercise price of an option may be paid through various means acceptable to the Compensation Committee, including in cash or, to the extent allowed by the Compensation Committee, by delivering previously owned shares, by withholding shares deliverable upon the exercise of the option or by delivering to the Company the proceeds of shares of the Company's stock issuable under an option. Other than in connection with a change in the Company's capitalization, the Amended and Restated Plan prohibits repricing stock options without stockholder approval.

Stock Appreciation Rights

A stock appreciation right, or SAR, provides the right to the monetary equivalent of the increase in the value of a specified number of the Company's shares over a specified period of time after the right is granted. SARs may be paid in stock, cash or a combination thereof. SARs may be granted either in tandem with or as a component of other awards granted under the Amended and Restated Plan or not in conjunction with other awards and may, but need not, relate to a specific option. SARs are generally subject to the same terms and limitations as options or, when granted in tandem with other awards, to the same terms as those other awards. Other than in connection with a change in the Company's capitalization, SARs cannot be repriced without stockholder approval.

Restricted Stock and Restricted Stock Units

A Restricted Stock Award is an award of shares, and Restricted Stock Units are an award of units denominated in shares and payable in shares or cash, in each case, the grant, issuance, retention and/or vesting of which is subject to such performance and other conditions as are specified by the Compensation Committee. The Compensation Committee has discretion to determine the terms of any Restricted Stock

Award or Restricted Stock Unit award, including the number of shares subject to such award (subject to the Amended and Restated Plan's stated limits), the price (if any) paid for shares subject to a Restricted Stock Award or Restricted Stock Units, and the minimum period over which a Restricted Stock Award or Restricted Stock Units may vest or be settled, which must cover at least a three-year period (except in the event of a change in control or upon the participant's death, disability or retirement) or, if the grant, issuance, vesting or retention of the award is contingent upon satisfaction of a performance criteria, a performance period of at least one year or made to a director. Unless otherwise determined by the Compensation Committee, participants holding shares subject to a Restricted Stock Award may exercise full voting rights with respect to the shares during the restriction period and will be entitled to receive all dividend and other distributions with respect to the shares, subject to any requirement imposed by the Compensation Committee that such dividend or distribution amounts be reinvested in additional shares subject to a Restricted Stock Award or remain subject to the same restrictions as the Restricted Stock Award. Holders of Restricted Stock Units will be entitled to receive dividend equivalents only to the extent provided by the Compensation Committee. As described below in "Dividends and Distributions," any such dividends or distributions are subject to the same restrictions and risk of forfeiture as the applicable Restricted Stock Award or Restricted Stock Units and are not paid unless and until the award has vested and been earned.

Performance Award Units

The Amended and Restated Plan authorizes the grant of performance award units, pursuant to which participants are awarded bonus opportunities that are paid contingent upon the achievement of performance criteria specified by the Compensation Committee. The Compensation Committee has discretion to determine the terms of any performance award unit, including the maximum amount payable, the performance period (which is generally at least one year), the performance criteria (which may be based on financial performance and/or personal performance evaluations) and level of achievement versus these criteria, the timing of any payment, restrictions on a performance award unit prior to actual payment, forfeiture provisions and any other terms and conditions consistent with the Amended and Restated Plan. Performance award units are payable in cash or shares of common stock as determined by the Compensation Committee. Notwithstanding satisfaction of any performance goals, the number of shares issued under or the amount paid under an award may, to the extent specified in the award agreement, be increased or reduced by the Compensation Committee on the basis of such further considerations as the Compensation Committee in its sole discretion shall determine.

Transferability

Unless otherwise provided for by the Compensation Committee, awards under the Amended and Restated Plan are generally only transferable (i) by a recipient's last will and testament and by the applicable laws of descent and distribution, (ii) pursuant to a domestic relations order or (iii) to immediate family members or trusts or partnerships solely for the benefit of the Participant's immediate family members. Incentive Options are transferable only as provided in (i) above. Shares issued upon exercise of an Option or SAR may not be sold or transferred by the Participant until the earlier of (a) one year following the date of exercise and (b) the date of the termination of the Participant's employment.

Tax Withholding

A participant must satisfy any applicable federal, state, local or foreign tax withholding obligations that arise due to an award made under the Amended and Restated Plan, and the Compensation Committee will not be required to issue any shares or make any payment until the participant satisfies those obligations in a manner satisfactory to the Company. The Compensation Committee may permit tax withholding obligations to be satisfied by having the Company withhold a portion of the shares that would otherwise be issued to the participant under an award or by allowing the participant to tender previously acquired shares.

Dividends and Distributions

All dividends or distributions payable in respect of shares underlying awards granted under the Amended and Restated Plan to which a Participant is entitled are subject to the same restrictions and risk of forfeiture as the applicable award and will not be paid unless and until the award has vested and been earned. The Company does not pay dividends or dividend equivalents with respect to RSUs, except RSUs that are vested but deferred under the terms of the plan.

Corporate Events

In the event that the number of shares of common stock shall be increased or decreased through reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend (other than regular, quarterly cash dividends) or otherwise, the Compensation Committee may, in its discretion, adjust the number and kind of shares available for issuance under the Amended and Restated Plan, the number and kind of shares subject to outstanding awards and the exercise price of awards and the number and kind of shares subject to the various limitations under the Amended and Restated Plan to reflect such increase or decrease. The Compensation Committee has the authority to determine, subject to the terms of the Amended and Restated Plan, the effect, if any, that a change in control (as defined in the Amended and Restated Plan) or termination of employment following a change in control would have on outstanding awards under the Amended and Restated Plan.

Change in Control

Under the Amended and Restated Plan, the Compensation Committee does not have discretion to provide for an alternative definition of "Change in Control" in the case of an individual award. In addition, under the Amended and Restated Plan, the Compensation Committee has the discretion to accelerate an award subject to time-based vesting conditions in connection with a Change in Control only if (i) the award is not substituted, assumed, or continued by the successor company or its parent or subsidiary or (ii) the Participant's employment is terminated without cause following the Change in Control, as determined by the Compensation Committee. In the case of awards subject to performance-based vesting conditions, upon a Change in Control, (a) the Compensation Committee will determine the extent to which the performance goals with respect to each incomplete performance period have been met based upon such audited or unaudited financial information then available as it deems relevant and (b) the applicable Participant will receive payment of partial or full awards with respect to performance goals based upon the Committee's determination of the degree of attainment of the performance goals or, if not determinable, on a pro rata basis assuming that the applicable "target" levels of performance have been attained, or on such other basis determined by the Committee to be consistent with the payment levels set forth in this clause (b).

Amendments

The Board of Directors may terminate, amend or discontinue the Amended and Restated Plan and the Compensation Committee may amend or alter any agreement or other document evidencing an award made under the Amended and Restated Plan, provided that no action may be taken by the Board of Directors (except those described earlier in the "Corporate Events" section above) without the approval of the stockholders to: (i) increase the maximum number of shares that may be issued under the Amended and Restated Plan; (ii) permit granting of options at less than fair market value; (iii) reduce the exercise price of outstanding options; (iv) extend the term of the Amended and Restated Plan; (v) change the class of individuals eligible for the Amended and Restated Plan; or (vi) otherwise amend the Amended and Restated Plan in any manner requiring stockholder approval by law or under the Nasdaq National Market listing requirements. In addition, no amendment of the Amended and Restated Plan or any award granted thereunder may impair the rights of any award holder without his or her consent (unless the Compensation Committee determines prior to any change in control that the amendment or alteration is required or advisable in certain situations).

Federal Income Tax Consequences

The following discussion is for general information only and is intended to briefly summarize the U.S. federal tax consequences to participants arising from participation in the Amended and Restated Plan. This description is based on current law, which is subject to change (possibly retroactively). The tax treatment of participants in the Amended and Restated Plan may vary depending on the particular situation and, therefore, may be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state or local tax consequences.

Incentive Options; Nonstatutory Options; SARs

Participants will not realize taxable income upon the grant of a Nonstatutory Option or an SAR. Upon the exercise of a Nonstatutory Option or SAR, a participant will recognize ordinary compensation income (subject to withholding) in an amount equal to the excess of (i) the amount of cash and the fair market value of the common stock received, over (ii) the exercise price (if any) paid therefore. A participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of an SAR, or pursuant to the cash exercise of a Nonstatutory Option, that equals the fair market value of such shares on the date of exercise. Subject to the discussion under "Tax Code Limitations on Deductibility" below,

the Company or one of its subsidiaries (as applicable) will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Participants eligible to receive an Incentive Option will not recognize taxable income on the grant of an Incentive Option. Upon the exercise of an Incentive Option, a participant will not recognize taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the Incentive Option ("ISO Stock") over the exercise price will increase the alternative minimum taxable income of the participant, which may cause such participant to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an Incentive Option would be allowed as a credit against the participant's regular tax liability in a later year to the extent the participant's regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Stock that has been held for the requisite holding period (generally, at least two years from the date of grant and more than one year from the date of exercise of the Incentive Option), a participant will generally recognize capital gain (or loss) equal to the excess (or shortfall) of the amount received in the disposition over the exercise price paid by the participant for the ISO Stock. However, if a participant disposes of ISO Stock that has not been held for the requisite holding period (a "Disqualifying Disposition"), the participant will recognize ordinary compensation income in the year of the Disqualifying Disposition in an amount equal to the amount by which the fair market value of the ISO Stock at the time of exercise of the Incentive Option (or, if less, the amount realized in the case of an arm's-length disposition to an unrelated party) exceeds the exercise price paid by the participant for such ISO Stock. A participant would also recognize capital gain to the extent the amount realized in the Disqualifying Disposition exceeds the fair market value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

Generally, the Company will not be entitled to any federal income tax deduction upon the grant or exercise of an Incentive Option, unless a participant makes a Disqualifying Disposition of the ISO Stock. If a participant makes a Disqualifying Disposition, the Company will then, subject to the discussion below under "Tax Code Limitations on Deductibility," be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by a participant under the rules described in the preceding paragraph.

Under current rulings, if a participant transfers previously held shares of common stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a Nonstatutory Option or Incentive Option, no additional gain will be recognized on the transfer of such previously held shares in satisfaction of the Nonstatutory Option or Incentive Option exercise price (although a participant would still recognize ordinary compensation income upon exercise of a Nonstatutory Option in the manner described above). Moreover, that number of shares of common stock received upon exercise which equals the number of shares of previously held common stock surrendered therefore in satisfaction of the Nonstatutory Option or Incentive Option exercise price will have a tax basis that equals, and a capital gains holding period that includes, the tax basis and capital gains holding period of the previously held shares of common stock surrendered in satisfaction of the Nonstatutory Option or Incentive Option exercise price. Any additional shares of common stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus the amount of compensation income recognized by the participant under the rules described above.

The Amended and Restated Plan allows the Compensation Committee to permit the transfer of awards in limited circumstances. See "Summary of the Amended and Restated Plan — Transferability." For income and gift tax purposes, certain transfers of Nonstatutory Options and SARs generally should be treated as completed gifts, subject to gift taxation.

The IRS has not provided formal guidance on the income tax consequences of a transfer of Nonstatutory Options (other than in the context of divorce) or SARs. However, the IRS has informally indicated that after a transfer of stock options (other than in the context of divorce pursuant to a domestic relations order), the transferor will recognize income, which will be subject to withholding, and FICA/FUTA taxes will be collectible at the time the transferee exercises the stock options.

In addition, if a participant transfers a vested Nonstatutory Option to another person and retains no interest in or power over it, the transfer is treated as a completed gift. The amount of the transferor's gift (or generation-skipping transfer, if the gift is to a grandchild or later generation) equals the value of the Nonstatutory Option at the time of the gift. The value of the Nonstatutory Option may be affected by several factors, including the difference between the exercise price and the fair market value of the stock, the potential for future appreciation or depreciation of the stock, the time period of the Nonstatutory Option and the illiquidity of the Nonstatutory Option. The transferor will be subject to a federal gift tax, which will be limited by (i) the annual exclusion of $15,000 (for 2021) per donee, (ii) the transferor's lifetime exclusion or (iii) the marital or charitable deduction rules. The gifted Nonstatutory Option will not be included in the participant's gross estate for purposes of the federal estate tax or the generation-skipping transfer tax.

This favorable tax treatment for vested Nonstatutory Options has not been extended to unvested Nonstatutory Options. Whether such consequences apply to unvested Nonstatutory Options is uncertain, and the gift tax implications of such a transfer are a risk the transferor will bear upon such a disposition. The IRS has not specifically addressed the tax consequences of a transfer of SARs.

Restricted Stock Awards; Restricted Stock Units; Cash Awards

A participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time the cash is otherwise made available for the participant to draw upon. A participant will not have taxable income at the time of grant of a stock award in the form of Restricted Stock Units denominated in common stock, but rather, will generally recognize ordinary compensation income at the time he/she receives cash or common stock in settlement of the Restricted Stock Units in an amount equal to the cash or the fair market value of the common stock received. In general, a participant will recognize ordinary compensation income as a result of the receipt of common stock pursuant to a Restricted Stock Award in an amount equal to the fair market value of the common stock when such stock is received; provided that, if the stock is not transferable and is subject to a substantial risk of forfeiture when received, a participant will recognize ordinary compensation income in an amount equal to the fair market value of the common stock (i) when the common stock first becomes transferable or is no longer subject to a substantial risk of forfeiture, in cases where a participant does not make a valid election under section 83(b) of the IRC or (ii) when the common stock is received, in cases where a participant makes a valid election under section 83(b) of the IRC.

A participant will be subject to withholding for federal, and generally for state and local, income taxes at the time he/she recognizes income under the rules described above with respect to common stock or cash received. Dividends that are received by a participant prior to the time that the common stock is taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis in the common stock received by a participant will equal the amount recognized by him/her as compensation income under the rules described in the preceding paragraph, and the participant's capital gains holding period in those shares will commence on the later of the date the shares are received or the restrictions lapse.

Subject to the discussion immediately below, the Company or one of its subsidiaries (as applicable) will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Tax Code Limitations on Deductibility

In order for the amounts described above to be deductible, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. The Company's ability (or the ability of one of its subsidiaries, as applicable) to obtain a deduction for future payments under the Amended and Restated Plan could also be limited by the golden parachute payment rules of Section 280G of the IRC, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

Finally, the Company's ability (or the ability of one of its subsidiaries, as applicable) to obtain a deduction for amounts paid under the Amended and Restated Plan could be limited by Section 162(m) of the IRC, which limits the deductibility, for federal income tax purposes, of compensation paid to certain executive officers of a publicly traded corporation to $1,000,000 with respect to any such officer during any taxable year of the corporation.

New Plan Benefits

A summary of the material features of the Amended and Restated Plan, including the class of persons eligible to participate therein and the number of persons in such class, is included above under the title "Summary of Amended and Restated Plan."

The awards, if any, that will be made to eligible persons under the Amended and Restated Plan are subject to the discretion of the Compensation Committee and, thus, the Company cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to its executive officers, employees and directors under the Amended and Restated Plan. Therefore, a New Plan Benefits Table is not provided.

The Company did make its annual equity awards under the Amended and Restated Plan for 2020 on May 12, 2020, to the Named Executive Officers, nonemployee directors, and to its other eligible employees. The grants to the Named Executive Officers are reflected in the "2020 Grants of Plan-Based Awards" table that can be found on page 39 of this Proxy Statement. The 2020 grant to the nonemployee directors is reflected in footnote 3 to the Director Compensation Table. On February 22, 2021, the closing price of the Company's common stock was $56.46 per share. As of February 22, 2021, no stock options have been granted under the Plan.

Vote Required and Board Recommendation

Assuming the presence of a quorum at the 2021 Annual Meeting, approval of the Second Amendment to the Amended and Restated Plan, which increases the number of shares of common stock that the Company may issue under the Plan by 600,000 shares, from 4,274,500 shares to 4,874,500 shares, requires the affirmative vote of the holders of a majority of the total number of shares of Common Stock present in person or by proxy and entitled to vote on the matter. For these purposes, broker non-votes are not treated as entitled to vote. See "Required Votes" on page 68. Unless marked to the contrary, proxies received will be voted FOR approval. The Board believes strongly that the approval of the Second Amendment to the Amended and Restated Plan is essential to the Company's continued success. For the reasons stated above, the stockholders are being asked to approve this proposal.

2020 Equity Compensation Plan Information

The following table sets forth information as of December 31, 2020, with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans, Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Security Holders	1,841,150[1]	$ –	673,027
Equity Compensation Plans Not Approved By Security Holders	–	–	–
Total	1,841,150	$ –	673,027

(1) This amount reflects outstanding RSU awards under the ArcBest Corporation Ownership Incentive Plan, as amended and restated effective February 22, 2019. On April 30, 2019, the Company's stockholders approved the Plan, as amended and restated, which provides for the award of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, RSUs and performance award units. The Plan does not permit reload options. Following stockholder approval of the First Amendment to the Amended and Restated Plan on May 1, 2020, the aggregate number of shares that have been reserved for issuance pursuant to awards under the Plan is 4,274,500. No options have been granted under the Plan. The Committee administers the Plan.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised solely of Directors who meet the independence standards and financial literacy requirements defined by the SEC and Nasdaq, and we operate under a written charter approved by the Board. The Audit Committee's composition, member attributes and responsibilities, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. Mr. Hogan and Ms. Stipp are Board-designated Audit Committee Financial Experts as defined under applicable SEC and Nasdaq rules.

As part of our responsibilities, the Audit Committee oversaw the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and the reporting process, including the systems of internal controls. In fulfilling our oversight responsibilities related to the audited consolidated financial statements in the Company's 2020 Annual Report, we reviewed and discussed with management, among other things:

- the Company's audited consolidated financial statements for 2020 and recommended to the Board they be included in the Company's Annual Report;
- the representations of management that those consolidated financial statements were prepared in accordance with generally accepted accounting principles;
- the quality and acceptability of the accounting principles;
- the reasonableness of significant accounting judgments and critical accounting policies and estimates;
- the clarity of disclosures in the consolidated financial statements;
- the adequacy and effectiveness of the Company's financial reporting procedures, including disclosure controls and procedures; and
- the adequacy and effectiveness of the Company's internal controls over financial reporting, including the report of management's assessment on the effectiveness of internal controls over financial reporting, which was performed by management using the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee is also responsible for the appointment, termination, compensation, evaluation and oversight of Ernst & Young LLP ("EY"), the Company's independent registered public accounting firm, including review of the firm's qualifications, performance and independence. EY is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. EY is also responsible for expressing an opinion on the conformity of the audited consolidated financial statements with generally accepted accounting principles. We reviewed and discussed with EY its judgments as to the quality, not just the acceptability, of the Company's accounting principles, reasonableness of significant accounting judgments, and critical accounting policies and estimates, and the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, we received the written disclosures and the letter from EY as required by the PCAOB regarding EY's communications with the Audit Committee concerning independence and discussed with EY its independence from management and the Company. We considered the compatibility of non-audit services performed by EY and determined the non-audit services to be compatible with EY's independence.

We discussed with the Company's internal auditors and EY the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and EY, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. Additionally, we reviewed the performance, responsibilities, and staffing of the Company's internal auditors. We also oversaw compliance with the Company's receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing and other federal securities law matters, including confidential and anonymous submissions of these complaints. Furthermore, we met with members of management to discuss the results of the Company's legal and ethical compliance programs.

The Audit Committee provided oversight of the Company's risk management policies and processes and we reviewed and discussed with members of senior management significant risks identified by management in various areas of the Company, including financial statements, systems and reporting, legal, compliance, ethics, information technology, data security, cybersecurity, and related party transactions.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from EY dated February 26, 2021, with respect to the consolidated financial statements of the Company as of and for the year ended December 31, 2020, and with respect to the effectiveness of the Company's internal controls over financial reporting, the Audit Committee recommended to the Board (and the Board has approved) that the audited consolidated financial statements be included in the Company's 2020 Annual Report for filing with the SEC.

Audit Committee

Janice E. Stipp, Chair
Fredrik J. Eliasson
Michael P. Hogan
Steven L. Spinner

PROPOSAL IV.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors recommends a vote "<u>FOR</u>" Proposal IV.

The firm of Ernst & Young LLP ("EY") served as the independent registered public accounting firm for the Company for the fiscal year ended December 31, 2020. The Audit Committee has appointed EY to continue in that capacity for fiscal year 2021, subject to the Audit Committee's approval of an engagement agreement and related service fees. EY has served as the Company's independent auditor since 1972. The Audit Committee and the Board believe it is in the best interests of the Company and its stockholders to retain EY as the Company's independent auditor for fiscal year 2021, and recommend that a resolution be presented to the stockholders at the 2021 Annual Meeting to ratify that appointment.

The Audit Committee has ultimate authority and responsibility for the appointment, termination, compensation, evaluation and oversight of the Company's independent auditor, including review of EY's qualifications, performance and independence. The Audit Committee's oversight includes regular private sessions with EY, discussions with EY regarding the scope of its audit, an annual evaluation of whether to engage EY, and direct involvement in the transition of the new lead engagement partner in connection with the regulatory five-year rotation of that position. As part of the annual review, the Audit Committee considers, among other things:

- the quality and efficiency of the current and historical services provided by EY;
- EY's capability and expertise in handling the breadth and complexity of the Company's operations;
- the quality and candor of EY's communications with the Audit Committee;

- external data on EY's audit quality and performance, including recent PCAOB reports;
- EY's independence from the Company;
- the appropriateness of EY's fees;
- EY's tenure as the Company's independent auditor, including the benefits of the extensive institutional knowledge EY has gained through the years and the controls and processes in place to help ensure EY's continued independence; and
- the costs associated with onboarding a new independent auditor due to training and lost efficiencies.

The submission of this proposal for approval by stockholders is not legally required, but the Board and the Audit Committee believe the submission provides an opportunity for stockholders, through their vote, to communicate with the Board and the Audit Committee about an important aspect of corporate governance. In the event the stockholders fail to ratify the appointment of EY, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders. Representatives of EY will attend the 2021 Annual Meeting. They will have the opportunity, following the meeting, to make a statement and respond to appropriate questions from stockholders.

Independent Auditor's Fees and Services

In connection with the audit of the 2020 consolidated financial statements, the Company entered into an engagement agreement with EY that sets forth the terms by which EY will perform audit services for the Company. That agreement is subject to alternative dispute resolution ("ADR") procedures agreed upon by the parties. ADR procedures are used in lieu of litigation with the goal of resolving disputes in a more expeditious and cost-effective manner. They do not limit the damage claims that could be asserted by either party.

The following is a summary of the fees billed to the Company by EY for professional services rendered for the fiscal years ended December 31, 2020 and December 31, 2019:

Fee Category	2020 Fees[1]		2019 Fees
Audit Fees	$	1,412,500	$ 1,500,000
Audit-Related Fees		-	7,500
Tax Fees		37,463	27,512
All Other Fees		2,000	7,085
Total Fees	$	1,451,963	$ 1,542,097

(1)   Audit Fees include actual and expected billings for fees and expenses related to the 2020 financial statement audit.

Audit Fees

Consists of fees billed for professional services rendered for the integrated audit of the Company's consolidated financial statements and internal controls over financial reporting and quarterly reviews of the interim consolidated financial statements included in quarterly reports and services that are normally provided by EY in connection with statutory and regulatory filings or engagements. These services also include accounting consultations related to the impact of changes in rules or standards.

Audit-Related Fees

Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees."

Tax Fees

Consists of fees billed for professional services for tax compliance and tax consulting. These services include assistance regarding federal, state and international tax compliance.

All Other Fees

Consists of fees for online technical accounting research materials.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee, under the responsibilities and duties outlined in its charter, is to pre-approve all audit and non-audit services provided by EY. These services may include audit services, audit-related services, tax services and other services as allowed by law or regulation. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specifically approved amount. EY and management are required to periodically report to the Audit Committee regarding the extent of services provided by EY in accordance with this pre-approval and the fees incurred to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee, or the Audit Committee Chair under authority of the Audit Committee, pre-approved 100% of the Company's audit fees, audit-related fees, tax fees and all other fees for each of the fiscal years ended December 31, 2020 and December 31, 2019.

PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP

The following table sets forth certain information concerning beneficial ownership of the Common Stock as of March 1, 2021 by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the outstanding shares of Common Stock; (ii) each officer who is listed in the Summary Compensation Table (collectively the "Named Executive Officers") and each director and director nominee; and (iii) all directors and executive officers as a group.

Unless otherwise indicated, to the Company's knowledge, the persons included in the table below have sole voting and investment power with respect to all the shares of Common Stock beneficially owned by them, subject to applicable community property laws. The number of shares beneficially

owned by a person includes RSUs that are (i) scheduled to vest within 60 days after March 1, 2021, (ii) vested but deferred (and payable on a separation from service with the Company), or (iii) vested but unsettled due to the Director's or officer's eligibility for either normal retirement or early retirement pursuant to the award agreement under which the award was granted. These shares are also deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the person. These shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. On March 1, 2021, there were 25,395,346 shares of Common Stock outstanding.

(i) Name / Address		Shares Beneficially Owned	Percentage of Shares Outstanding
BlackRock, Inc.[1] 55 East 52nd Street, New York, NY 10055		3,971,349	15.64%
The Vanguard Group, Inc.[2] 100 Vanguard Boulevard, Malvern, PA 19355		2,539,630	10.00%
Dimensional Fund Advisors LP[3] Building One, 6300 Bee Cave Road, Austin, TX 78746		2,049,234	8.07%
JPMorgan Chase & Co.[4] 383 Madison Avenue, New York, NY 10179		1,142,997	4.50%

(ii) Name	Position		
Judy R. McReynolds[5, 6]	Chairman, President and CEO	155,767	*
Eduardo F. Conrado[5]	Director	19,750	*
Fredrik J. Eliasson[5]	Director	4,700	*
Stephen E. Gorman[5]	Director	24,600	*
Michael P. Hogan[5]	Director	19,750	*
Kathleen D. McElligott[5]	Director	24,600	*
Craig E. Philip[5]	Director	40,500	*
Steven L. Spinner[5]	Director	33,350	*
Janice E. Stipp[5]	Director	31,350	*
David R. Cobb[5, 7]	Chief Financial Officer	38,700	*
Michael E. Newcity[5]	Senior Vice President–Chief Innovation Officer and ArcBest Technologies President	–	*
James A. Ingram[5]	Chief Operating Officer, Asset-Light Logistics	–	*
Timothy D. Thorne[5, 8]	ABF Freight President	55,957	*
(iii) All Current Directors and Executive Officers as a Group (19 total)[9]		506,023	1.98%

*   *Less than 1%*

(1) *Based on information contained in Schedule 13G filed with the SEC by BlackRock, Inc. on January 25, 2021, BlackRock, Inc. has sole voting power with respect to 3,919,460 shares of Common Stock and sole dispositive power with respect to 3,971,349 shares.*

(2) *Based on information contained in Amendment No. 10 to Schedule 13G filed with the SEC by The Vanguard Group, Inc. on February 10, 2021, The Vanguard Group, Inc. has sole voting power with respect to 0 shares of Common Stock, shared voting power with respect to 26,904 shares, sole dispositive power with respect to 2,489,829 shares and shared dispositive power with respect to 49,801 shares.*

(3) *Based on information contained in Amendment No. 12 to Schedule 13G filed with the SEC by Dimensional Fund Advisors LP on February 12, 2021, Dimensional Fund Advisors LP has sole voting power with respect to 1,978,062 shares of Common Stock and sole dispositive power with respect to 2,049,234 shares.*

(4) *Based on information contained in Amendment No. 4 to Schedule 13G filed with the SEC by JPMorgan Chase & Co. on December 9, 2020, JPMorgan Chase & Co. has sole voting power with respect to 989,450 shares of Common Stock and sole dispositive power with respect to 1,122,289 shares.*

(5) *Includes RSUs that are (i) scheduled to vest within 60 days after March 1, 2021, (ii) vested but deferred (and payable on a separation from service with the Company), or (iii) vested but unsettled due to the Director's or Named Executive Officer's eligibility for either normal retirement or early retirement pursuant to the award agreement under which the award was granted, as follows:*

As of March 1, 2021	
McReynolds	*77,721*
Conrado	*16,150*
Eliasson	*–*
Gorman	*5,400*
Hogan	*16,150*
McElligott	*11,600*
Philip	*5,400*
Spinner	*4,950*
Stipp	*4,950*
Cobb	*–*
Newcity	*–*
Ingram	*–*
Thorne	*36,942*

(6) *Includes 78,046 shares of Common Stock held by the McReynolds 2005 Joint Trust, of which Ms. McReynolds is co-trustee.*

(7) *Includes 14,900 shares held by the David R. Cobb Living Trust, of which Mr. Cobb is trustee, and 23,800 shares held by the Carenda L. Cobb Living Trust, of which Carenda L. Cobb, the spouse of Mr. Cobb, is trustee.*

(8) *Includes 105 shares held by Mr. Thorne in the ArcBest 401(k) and DC Retirement Plan.*

(9) *Includes 203,755 RSUs that will vest in 60 days; are vested but deferred (and payable on a separation from service with the Company); or are vested but unsettled either due to the Director's or officer's eligibility for normal retirement or early retirement pursuant to the terms of the Company's Plan.*

INFORMATION ABOUT THE MEETING

Taking into consideration the continued public health impact of COVID-19, and to support the health and wellbeing of the employees, directors, partners and stockholders of the Company, the Board has authorized a virtual-only meeting format for the Company's 2021 Annual Meeting. The meeting will only be accessible online; there will be no physical meeting. The meeting is scheduled for April 29, 2021, at 8:00 a.m. CDT. We expect to resume in-person or hybrid annual meetings beginning with our 2022 annual meeting of stockholders.

The virtual Annual Meeting will provide stockholders with rights and opportunities to participate in the meeting similar to what they would have at an in-person meeting. Stockholders will have an opportunity to hear all portions of the official meeting, submit written questions during the meeting, and vote online during the open poll portion of the meeting.

Questions must be submitted in writing by following the instructions on the meeting website. The question period of the Annual Meeting will be open for up to 20 minutes for stockholder questions to be read and answered by Company personnel during the meeting. In submitting questions, please note that we will only address questions that are germane to the matters being voted on at our Annual Meeting.

To attend the Annual Meeting, you must pre-register at www.proxydocs.com/arcb using the control number found on the Notice of Internet Availability, proxy card or voting instruction form. After registering, you will receive further instructions via email, including your unique links to access the meeting, view the list of shareholders of record, submit questions and vote at the virtual Annual Meeting.

Help and technical support for accessing and participating in the Annual Meeting will be available during the meeting. An email address for support will be provided during the registration process and a toll-free support number will be provided in the email that you will receive approximately one hour prior to the meeting.

Internet Availability of Proxy Materials

We are pleased to furnish proxy materials to our stockholders electronically, rather than mailing individual printed copies of those materials. Electronic delivery makes our annual meeting more environmentally friendly and reduces printing and distribution costs. Accordingly, on or about March 16, 2021, we began mailing a Notice of Internet Availability to stockholders entitled to vote at the Annual Meeting containing instructions on how you may access and review the proxy materials and how to cast your vote online. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. There is no charge to you for requesting a copy. If you prefer printed copies of our proxy materials, see "General Matters" for instructions on how to request those items and submit your request on or before 12 calendar days prior to the meeting date to facilitate timely delivery.

Record Date

The Board has fixed the close of business on March 1, 2021, as the record date for the 2021 Annual Meeting. Only stockholders of record on that date are entitled to notice of and to vote at the meeting or any adjournment(s) or postponement(s) thereof in person or by proxy. Stockholders may contact us at invrel@arcb.com, up to 10 days prior to the Annual Meeting to inspect the list of stockholders.

Voting

Stockholders of Record. If you are a registered stockholder, you may vote your shares of the Company's common stock by proxy or in person during the meeting. Shares of common stock that are present virtually during the meeting constitute shares of common stock represented "in person." To vote during the meeting, use the link provided in the email you will receive one hour prior to the meeting start time, and follow the instructions on the website to cast your vote. To vote in advance of the Annual Meeting, either: (i) visit www.proxydocs.com/arcb to submit your proxy online; (ii) call 1-866-883-3382 to submit your proxy by telephone through an automated system; (iii) call 1-833-670-0698 to submit your proxy by telephone through a live agent; or (iv) mail a signed and dated proxy card in the envelope provided if you requested paper materials.

Beneficial Holders. If you are a beneficial holder, meaning you hold your shares in "street name," and you would like to vote during the meeting, you must register at www.proxydocs.com/arcb using the control number provided by your broker, bank or other nominee that holds your shares, and follow the instructions on the meeting website to submit your vote.

If you do not provide voting instructions, the entity that owns your shares will only be permitted to vote your shares on Proposal IV (Ratification of the Independent Auditor). Your broker cannot vote on Proposal I (Election of Directors), Proposal II (Advisory Vote to Approve Executive Compensation) or Proposal III (Second Amendment to Amended and Restated Ownership Incentive Plan) without your instructions. This is called a "broker non-vote."

If you vote by Internet or telephone or submit a properly signed and dated proxy card, the individuals designated by the Board will vote your shares in accordance with your instructions. If you do not vote or return your proxy card, your shares cannot be voted by proxy. If you return a signed proxy card that does not provide complete voting instructions, your shares will be voted as recommended by the Board. Your proxy also confers discretionary authority to the proxy holders to vote on any other matter not presently known to the Company that may properly come before the meeting.

Guests. Guests may virtually attend the Annual Meeting only by registering with the Company in advance of the meeting. To register as a guest, contact us at invrel@arcb.com, by 5:00 p.m. (CDT), on or before April 19, 2021. **Guests are not entitled to ask questions or vote during the Annual Meeting.**

Revoking a Proxy

If you are a registered stockholder, you may revoke your proxy at any time before the open poll portion of the Annual Meeting closes by submitting a later-dated vote online during the Annual Meeting, via the Internet, by telephone, by mail or by delivering instructions to our Corporate Secretary before the Annual Meeting commences. Beneficial holders may revoke any prior voting instructions by contacting the broker, bank or other nominee that holds their shares or by voting online during the meeting.

Merely attending the meeting without voting will not revoke a previously submitted proxy.

Quorum

On the record date, there were 25,395,346 shares of ArcBest common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote. Cumulative voting is not allowed. The holders in person or by proxy of a majority of the total number of shares of common stock will constitute a quorum for purposes of the 2021 Annual Meeting. If there is not a quorum at the meeting (either in person, virtually, or represented by proxy), the holders of a majority of the shares entitled to vote who are represented in person, virtually, or by proxy may adjourn the meeting from time to time, until a quorum is present. At any such adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting. Votes are tabulated by the inspector of elections, Equiniti Trust Company, also known as EQ.

Required Votes

Proposal	Vote Required to Pass	Effect of Abstentions and Broker Non-Votes
Proposal I (Election of Directors)	A nominee is elected by a plurality of the votes cast	None
Proposal II (Advisory Vote on Executive Compensation)	The affirmative vote of the holders of a majority of the total number of shares of common stock present in person or by proxy and entitled to vote	An abstention will have the same effect as a vote "against" this proposal. Broker non-votes will not affect the outcome of the vote.
Proposal III (Second Amendment to Amended and Restated Ownership Incentive Plan)	The affirmative vote of the holders of a majority of the total number of shares of common stock present in person or by proxy and entitled to vote	An abstention will have the same effect as a vote "against" this proposal. Broker non-votes will not affect the outcome of the vote.
Proposal IV (Ratification of Appointment of Independent Registered Public Accounting Firm)	The affirmative vote by the holders of a majority of the total number of shares of common stock present in person or by proxy and entitled to vote	An abstention will have the same effect as a vote "against" the proposal. There should not be any broker non-votes.

Unless otherwise instructed or unless authority to vote is withheld, shares represented by proxy will be voted for the election of each of the director nominees; for the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers; for the approval of the Second Amendment to the Amended and Restated Ownership Incentive Plan; and for the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2021.

How to Submit a Candidate for the Board

The Nominating/Corporate Governance Committee considers director candidates submitted by stockholders that follow the procedure set forth in the following Stockholder Director Nomination Procedure.

Any stockholder entitled to vote at an annual meeting of stockholders who intends to recommend candidate(s) for nomination for director must submit a written notice to the Company that includes the information set forth in the Company's bylaws.

As to the stockholder giving the notice and each Stockholder Associated Person (defined below), the notice must include, among other things:

- name and address, including business address and telephone number,
- the class and number of shares of the Company which are owned beneficially and of record by such persons,
- any option, warrant or other derivative security owned by such persons,
- any agreement pursuant to which such persons have the right to vote any shares of the Company, and
- any other information relating to such persons required to be disclosed in a proxy statement in connection with the solicitation of proxies relating to the election of directors in a contested election.

As to each proposed candidate for election or re-election as a director:

- all information relating to such person required to be disclosed in a proxy statement relating to the election of directors in a contested election,
- such person's written consent to being named in the proxy statement and to serving as a director if elected, and

- a description of all direct and indirect compensation and other material monetary agreements during the past three years between the stockholder and Stockholder Associated Person and their affiliates and the proposed nominee and his or her affiliates.

For this purpose, a "Stockholder Associated Person" of any stockholder means, subject to certain limitations set forth in the Company's bylaws, (i) any beneficial owner of shares of stock of ArcBest on whose behalf any proposal or nomination is made by such stockholder; (ii) any affiliates or associates of such stockholder or any beneficial owner described in the foregoing clause (i); and (iii) each other person with whom any of the persons described in the foregoing clauses (i) and (ii) either is acting in concert or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any ArcBest capital stock or to cooperate in obtaining, changing or influencing the control of ArcBest.

Any candidate to be a nominee for election as director must deliver to the Corporate Secretary a written response to a questionnaire with respect to the candidate's background and qualifications and a written representation and agreement.

In accordance with the Company's advance notice procedure discussed below, to properly submit a candidate for consideration at the Company's 2022 Annual Meeting of Stockholders, the materials described above must be received by the Corporate Secretary at 8401 McClure Drive, Fort Smith, Arkansas 72916 between December 30, 2021 and January 29, 2022. Please see "Procedure for Submitting Stockholder Proposals for 2022 Annual Meeting." For additional information regarding the required information in the stockholder notice and the candidate's questionnaire and representation and agreement, please see the Company's bylaws or contact the Corporate Secretary's office at info@arcb.com or at 479-785-6000.

OTHER MATTERS

Neither the Company nor the Board knows of any matters that will be presented for action at the 2021 Annual Meeting other than those described above and matters incident to the conduct of the meeting. If, however, any other matters not presently known to the Company or the Board should come before the 2021 Annual Meeting, it is intended that the shares represented by the accompanying proxy will be voted on such matters in accordance with the discretion of the holders of such proxy.

Cost of Solicitation

Proxies may be solicited by Directors, officers or employees of the Company or its subsidiaries in person, by telephone, electronic communication or other means. However, no payment will be made to any of them for their solicitation activities. The costs of solicitation, including the standard charges and expenses of banks, brokerage houses, other institutions, nominees and fiduciaries for preparing, assembling and forwarding proxy materials to and obtaining proxies from beneficial owners of shares held of record by such persons, will be borne by the Company. If you would like to speak with the Company's solicitor, Alliance Advisors, please call their toll-free number, 1-833-670-0698.

Stockholder Communication with the Board

ArcBest Corporation stockholders may communicate with the Board, or any individual member of the Board, by sending the communication as follows:

Board of Directors (or Individual Member's Name)
c/o Corporate Secretary
ArcBest Corporation
P.O. Box 10048
Fort Smith, AR 72917-0048

Communications addressed to the Board will be sent to the Chairman of the Board.

All communications to the Board, or an individual member, will be opened and reviewed by the Corporate Secretary prior to forwarding to the Board or individual member of the Board. This review will facilitate a timely review of any matters contained in the communication if, for any reason, the Board member is unavailable to timely review the communication.

Procedure for Submitting Stockholder Proposals for 2022 Annual Meeting

To permit the Company and its stockholders to deal with stockholder proposals in an informed and orderly manner, the Company's bylaws establish an advance notice procedure. Pursuant to the Company's bylaws, for a proposal that is not intended to be included in the Company's proxy statement to be properly and timely submitted as business to come before the 2022 Annual Meeting, the stockholder must submit a written notice ("stockholder notice") that must be received by the Corporate Secretary of the Company at the address previously shown not less than 90 days nor more than 120 days prior to the first anniversary of the 2021 Annual Meeting. Director nominations that a stockholder intends to present at the 2022 Annual Meeting, but does not intend to have included in the Company's proxy materials, must be received no earlier than the close of business on December 30, 2021, and no later than the close of business on January 29, 2022. In the event that the date of the 2022 Annual Meeting is more than 30 days before or more than 60 days after the anniversary date of the 2021 Annual Meeting, to be timely received, the proposal must be received by the Corporate Secretary of the Company not less than 100 days nor more than 120 days prior to the date of the 2022 Annual Meeting, and in the event that the first public announcement of the date of the 2022 Annual Meeting is less than 100 days prior to the date of such meeting, the proposal must be received by the Corporate Secretary of the Company by the 10th day following the date of the public announcement. Such stockholder notices must set forth the information specified in the bylaws. For information regarding the required information in the stockholder notice, contact the Corporate Secretary's office at info@arcb.com or 479-785-6000.

Notwithstanding the above provisions, pursuant to Rule 14a-8 under the Exchange Act, any stockholder who wishes to submit a proposal for inclusion in the Company's proxy statement and proxy relating to the 2022 Annual Meeting must deliver such proposal to the Company no later than the close of business on November 16, 2021. Proposals should be addressed to Corporate Secretary, ArcBest Corporation, P.O. Box 10048, Fort Smith, AR 72917-0048. In order to prevent controversy about the date of receipt of a proposal, which must be no later than the close of business on November 16, 2021, the Company strongly recommends that any stockholder wishing to present a proposal submit the proposal by certified mail, return receipt requested.

General Matters

The Proxy Statement, proxy card and 2020 Annual Report are first being made available at www.proxydocs.com/arcb beginning on or about March 16, 2021.

Upon request, the Company will provide stockholders with a printed copy of this Proxy Statement, proxy card and the 2020 Annual Report filed with the SEC (including financial statements and schedules thereto), without charge. If you wish to request paper copies of the proxy materials, please contact us via:

- **Internet/Mobile** - Access the Internet and go to www.proxydocs.com/arcb. Follow the instructions to log in and order copies.
- **Telephone** - Call us free of charge at 866-870-3684 in the U.S. or Canada, using a touch-tone phone, and follow the instructions to log in and order copies.
- **Email** - Send us an e-mail at paper@investorelections.com with "ARCB Materials Request" in the subject line. The email must include:
  - the 11-digit control number located on your Notice of Internet Availability;
  - your preference to receive printed materials via mail or to receive an email with links to the electronic materials;
  - if you choose email delivery, you must include the email address; and
  - if you would like this election to apply to delivery of material for all future meetings, write the word "Permanent" and include the last 4 digits of your Tax ID number in the email.

Stockholders who are beneficial owners may also contact their bank, broker or other nominee record holder, or contact Broadridge online at www.proxyvote.com, by telephone at 1-800-579-1639 or by email at sendmaterial@proxyvote.com. If requesting materials by email, please send a blank email with the control number, printed on your Notice of Internet Availability, in the subject line. Requests for printed materials must be made on or before April 15, 2021 to facilitate timely delivery.

> *Your vote is important. Whether or not you plan to attend the meeting, we hope you will vote promptly: by Internet, by telephone or by signing, dating and returning a proxy card.*



MICHAEL R. JOHNS
Secretary

Fort Smith, Arkansas
Date: March 16, 2021

APPENDIX A

SECOND AMENDMENT TO THE AMENDED AND RESTATED ARCBEST CORPORATION OWNERSHIP INCENTIVE PLAN
(Amended and Restated Effective February 22, 2019)

THIS SECOND AMENDMENT (the "**Second Amendment**") to the ArcBest Corporation Ownership Incentive Plan, as amended from time to time (the "**Plan**"), was adopted by ArcBest Corporation's (the "**Company's**") board of directors (the "**Board**") on February 22, 2021 to be effective April 29, 2021 (the "**Effective Date**").

WITNESSETH:

WHEREAS, the Company previously adopted the Plan, under which the Company is authorized to grant equity-based incentive awards to certain employees and service providers of the Company;

WHEREAS, the Company's Board has determined that it is desirable to amend the Plan, effective as of the Effective Date and subject to approval by the stockholders of the Company, to increase the maximum number of shares for which Awards may be granted under the Plan; and

WHEREAS, Section 18 of the Plan provides that the Board may amend the Plan from time to time under certain circumstances, including to increase the maximum number of shares for which Awards may be granted under the Plan, subject to approval by the stockholders of the Company.

NOW, THEREFORE, the Plan shall be amended as of the Effective Date, subject to approval by the Company's stockholders, as set forth below:

1. The first sentence of Section 6(a) of the Plan shall be deleted and replaced with the following:

The maximum aggregate number of Shares issuable pursuant to all Awards, since inception of the Plan, is 4,874,500.

NOW, THEREFORE, be it further provided that, except as set forth above, the Plan shall continue to read in its current state.

IN WITNESS WHEREOF, the Company has caused the execution of this Second Amendment by its duly authorized officer, effective as of the Effective Date and subject to approval of the Company's stockholders.

ARCBEST CORPORATION

By:

Name:

Title:

Date:

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8401 McClure Drive,
Fort Smith, Arkansas 72916